SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                          OTTAWA FINANCIAL CORPORATION
                                (NAME OF ISSUER)

                          OTTAWA FINANCIAL CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                                    WARRANTS
                        (TITLES OF CLASSES OF SECURITIES)

                                    689391118
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)


                              GORDON L. GREVENGOED
                          OTTAWA FINANCIAL CORPORATION
                               245 CENTRAL AVENUE
                             HOLLAND, MICHIGAN 49423
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                    COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)


                                 WITH COPIES TO:

                            JAMES S. FLEISCHER, P.C.
                            DAVE M. MUCHNIKOFF, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
                              1100 NEW YORK AVENUE
                             WASHINGTON, D.C. 20005
                                 (202) 414-6100
                                December 24, 1998
                       (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)

                            CALCULATION OF FILING FEE


TRANSACTION                           AMOUNT OF
VALUATION(1)                          FILING FEE(2)
 $4,428,052.......................... $1,307

(1) Calculated on the basis of 195,715 shares of common stock which is the maximum number of shares of common stock that may be issued which were valued at the average of the bid and ask prices on December 22, 1998 of $22.50 and $22.75, respectively.
(2) Fee calculated in accordance with Rule 0-11(b)(2) and Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended.

  [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         This Schedule 13E-4 relates to an offer by Ottawa Financial Corporation, a Delaware corporation (the "Issuer" or the "Company"), upon the terms and conditions set forth in the Offering Circular dated December 24, 1998 (the "Offering Circular"), a copy of which is filed as Exhibit (a)(2) hereto, to exchange for each outstanding warrant to purchase 1.21 shares of the Company's common stock, par value $.01 per share (the "Common Stock") at a purchase price of $14.46 per share, as adjusted, through February 13, 1999 ("Warrants"), at the holder's option, either (i) .044 shares of the Company's Common Stock or (ii) $10.03 in cash (the "Exchange Offer"). The Exchange Offer is not conditioned upon the exchange of a minimum number of Warrants.

         Holders of Warrants ("Warrantholders") electing to exchange their Warrants prior to January 26, 1999, or such later expiration date of the Exchange Offer (the "Expiration Date"), may withdraw such election, so long as notice of withdrawal is received by Registrar and Transfer Company (the "Exchange Agent") on or prior to the Expiration Date. All Warrants exchanged and not withdrawn on the Expiration Date will be accepted by the Company, and the Common Stock and/or cash issuable upon the exchange of such Warrants will be delivered to the respective Warrantholders as soon as practicable after the Expiration Date.


ITEM 1.          SECURITY AND ISSUER.

         (a) The name of the Company is Ottawa Financial Corporation. The address of its principal executive office is 245 Central Avenue, Holland, Michigan 49423.

         (b) The securities being sought are any and all of the Company's Warrants. As of December 22, 1998, there were 444,806 Warrants issued and outstanding. The Company is offering to exchange for each outstanding Warrant, at the holder's option, either (I) 0.44 shares of Common Stock or (ii) $10.03 in cash. Officers, directors and affiliates of the Company may elect to exchange their respective Warrants pursuant to the Exchange Offer.

         The following  officers,  directors  and  affiliates of the Company own
Warrants:


                                                   NUMBER
                                                     OF
                                                  WARRANTS
                                                BENEFICIALLY
                   NAME                             HELD

               Ronald L. Haan                       4,562
               Ronald J. Bicke                     24,500

         (c)      Not applicable.

         (d)      Not applicable.

ITEM 2.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The consideration offered by the Company in exchange for the Warrants consists, at the holder's option, of (i) authorized shares of Common Stock or (ii) cash. Payments of cash, assuming all Warrantholders elect to exchange and elect option (ii) above, will equal $4,461,404. The Company would pay such amount by drawing funds from an existing unsecured line of credit with NBD Bank at an interest rate of 6.5875%. Interest will be payable at the end of each calendar quarter and the principal and any remaining interest due will be payable six months from the time the funds are withdrawn.

         (b)      Not applicable.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         Except as described below, there are no present plans or proposals which relate or would result in:

         (a) The acquisition by any person, other than the Company, of additional securities of the Company, or the disposition of any such securities by any such person;

         (b)  Any  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the board or to change any material term of the employment contract of any executive officer, except that upon President Gordon Grevengoed's planned retirement as of December 31, 1998 he will be succeeded by Mr. Ronald Haan as President and Mr. Douglas Iverson as Chief Executive Officer;

         (e) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

         (f) Any other material change in the Company's corporate structure or business;

         (g) Any changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of equity security of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless as a result of the Exchange Offer, the class of equity security is held of record by fewer than 300 persons, in which event the registration of the equity security is eligible to be terminated; or

         (j) The suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.


ITEM 4.           INTEREST IN SECURITIES OF THE ISSUER.

         Neither the Company nor, to the best knowledge of the Company, any of the executive officers, directors or affiliates of the Company or any associate of any of the foregoing, has engaged in any transactions involving the Warrants during the 40 business days prior to the date hereof.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Neither the Company nor, to the best knowledge of the Company, any of the executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Exchange Offer with respect to securities of the Company which would require disclosure under applicable rules and regulations of the Exchange Act.


ITEM 6.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         No person or class of persons has been employed, retained or is to be compensated by the Company to make solicitations or recommendations in connection with the Exchange Offer. The Company has retained Registrar and Transfer Company (the "Exchange Agent") to act as Exchange Agent in connection with the Exchange Offer. The Exchange Agent will receive reasonable and customary compensation for its services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with its services, including certain liabilities under the federal securities laws. The Exchange Agent has not been retained to make solicitations or recommendations in its role as Exchange Agent, and the fees to be paid will not be based on the number of Warrants tendered pursuant to the Exchange Offer.

ITEM 7.           FINANCIAL INFORMATION.

         (a)(1) Incorporated by reference to the Company's most recent annual report on Form 10-K.

         (a)(2) Incorporated by reference to the Company's most recent quarterly report on Form 10-Q.

         (a)(3)   Not applicable.

         (a)(4) The Company's book value per share as of December 31, 1997 was $13.06, and the Company's book value per share as of September 30, 1998 was $13.25.

         (b)(1)-(3)     Incorporated   by   reference  to  "Selected   Financial
Information" set forth in the Offering Circular.


ITEM 8.           ADDITIONAL INFORMATION.

         (a) Neither the Company nor, to the Company's knowledge, any of its executive officers, directors or affiliates is a party to any present or proposed contract, arrangement, understanding or relationship between them and the Company that is material to a decision by a Warrantholder whether to sell, tender or hold the Warrants.

         (b)      None.

         (c)      Not applicable.

         (d)      None.

         (e) Other than the information contained in the Offering Circular, there is no additional material information which is necessary to make the above required statements, in light of the circumstances under which they are made, not materially misleading.


ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Letter to Warrantholders dated December 24, 1998.

         (a)(2)   Offering Circular dated December 24, 1998.

         (a)(3)   Form of Letter of Transmittal.

         (a)(4) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees (collectively, the "Brokers").

         (a)(5)   Form of letter from the Brokers to customers.

         (a)(6)   Form of press release issued by the Company.

         (a)(7)   Notice of Guaranteed Delivery.

         (a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      None.

         (e)      Not applicable.

         (f)      None.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        OTTAWA FINANCIAL CORPORATION



Date: December 24, 1998                 By:      /s/ Gordon L. Grevengoed
                                                 ------------------------
                                        Name:    Gordon L. Grevengoed
                                        Title:   President and Chief Executive
                                                   Officer

                                                                  EXHIBIT (a)(1)


                        OTTAWA FINANCIAL CORPORATION LOGO

                                December 24, 1998


Dear Warrantholder:

         After careful consideration and evaluation, the management and Board of Directors of Ottawa Financial Corporation have determined it is in the best interests of the Company to make an exchange offer for the Company's outstanding Warrants. Specifically, the Company is offering to exchange for each outstanding Warrant, at the holder's option, either (A) 0.44 shares of Common Stock or (B) $10.03 in cash. The Exchange Offer is not conditioned upon the exchange of a minimum number of Warrants. The exchange offer will expire on January 26, 1999 unless extended.

         The purpose of the Exchange Offer is to reduce the amount of cash received and the number of shares of Common Stock that could be issued pursuant to an exercise of the Warrants. Over time, Ottawa Financial Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. The Company believes it has adequate capital for its current and foreseeable operations and does not believe it can adequately leverage the funds which would be received upon exercise of the Warrants in a manner consistent with its business objectives. After evaluating a variety of alternatives, the Board of Directors has determined that the offer to exchange the Warrants for Common Stock or cash would limit the receipt of excess capital and the number of shares issuable upon exercise of the Warrants and best utilize our capital base to maximize value to our stockholders.

         We urge you to consider carefully this opportunity to exchange your Warrants on these terms. The Exchange Offer affords you the opportunity to quickly obtain Common Stock for your Warrants without delivering the required payment upon exercise or receive a cash payment for your Warrants without incurring broker commissions.

         The accompanying Offering Circular provides important information about the Company and the detailed terms of the Exchange Offer. Please read and consider them carefully. Any Warrantholder electing to tender Warrants pursuant to the Exchange Offer must complete and sign the Letter of Transmittal, in accordance with the instructions, and forward or hand deliver it, together with certificates representing the tendered Warrants to the exchange agent at its address set forth on the back cover page of the Offering Circular. Any beneficial owner of Warrants whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should not use the Letter of Transmittal, but is instead urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities.

         Questions and requests for assistance or for additional copies of the Offering Circular should be directed to Jon W. Swets, the Company's Chief Financial Officer, at (616) 224-2841.

         Again, we urge you to give your careful consideration to the offer described in the accompanying Offering Circular.

                                                  Sincerely yours,

                                                  /s/ Gordon L. Grevengoed
                                                  ------------------------
                                                  Gordon L. Grevengoed
                                                  President & CEO

                                                                  EXHIBIT (a)(2)



                                OFFERING CIRCULAR

                          OTTAWA FINANCIAL CORPORATION

         OFFER TO EXCHANGE EACH OUTSTANDING WARRANT, AT THE OPTION OF THE HOLDER, FOR (A) 0.44 SHARES OF COMMON STOCK OR (B) $10.03 IN CASH.

         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

         Ottawa Financial Corporation, a Delaware corporation ("Ottawa" or the "Company"), hereby offers, upon the terms and conditions set forth in this Offering Circular (as amended from time to time, the "Offering Circular") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange for each outstanding warrant to purchase 1.21 shares of the Company's common stock, par value $.01 per share (the "Common Stock") at a purchase price of $14.46 per share, as adjusted, through February 13, 1999 ("Warrants") either
(A) 0.44 shares of Common Stock or (B) $10.03 in cash (the "Exchange Offer"). The Exchange Offer is not conditioned upon the exchange of a minimum number of Warrants. The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol OFCP. On December 22, 1998 the last reported sales price for the Common Stock was $22.75.

         As of December 22, 1998, there were 444,806 Warrants outstanding. The Exchange Offer is being made for all of the outstanding Warrants. The Warrants were issued in connection with the Company's acquisition of AmeriBank Federal Savings Bank ("AFSB"). No fractional shares of Common Stock will be issued in the Exchange Offer. Fractional shares of Common Stock will be rounded up or down to the nearest whole number of shares of Common Stock.

         Subject to applicable securities laws and the terms set forth in this Offering Circular, the Company reserves the right (i) to waive any and all conditions to the Exchange Offer, (ii) to extend the Exchange Offer or (iii) otherwise to amend the Exchange Offer, in any respect.

         NEITHER THIS TRANSACTION NOR THE SECURITIES OFFERED HEREBY HAS BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         Registrar and Transfer Company (the "Exchange Agent") has agreed to provide certain services in connection with the Exchange Offer. If you require assistance, please contact the

Exchange Agent at (800) 368-5948, or Jon W. Swets, Chief Financial Officer of the Company at (616) 224-2841.

         IMPORTANT -- Any beneficial holder of Warrants desiring to tender all or any portion of his or her Warrants should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it, together with the certificates representing tendered Warrants and any other required documents, to the Exchange Agent or tender such Warrants pursuant to the procedure for book-entry transfer set forth in "The Exchange Offer -- Procedures for Tendering Warrants" or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction.

         BENEFICIAL  HOLDERS  WHOSE  WARRANTS  ARE  REGISTERED  IN THE NAME OF A
BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH PERSON IF THEY DESIRE TO TENDER THEIR WARRANTS.

         Holders who wish to tender Warrants and whose certificates representing such Warrants are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Warrants by following the procedures for guaranteed delivery set forth in "The Exchange Offer -- Procedures for Tendering Warrants."


            The date of this Offering Circular is December 24, 1998.

                                TABLE OF CONTENTS





                                                                        Page

Available Information.................................................    5

Incorporation by Reference............................................    5

Summary...............................................................    6

Capitalization........................................................   10

Price Range of Common Stock and Dividend Information..................   11

Selected Financial Information........................................   12

The Exchange Offer....................................................   16

Certain Federal Income Tax Consequences...............................   23

Description of Capital Stock..........................................   25

Description of Warrants...............................................   26

Certain Anti-takeover Provisions......................................   27

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 3(a)(9) thereof. The Company therefore has made no arrangements for and has no understanding with any dealer, salesman or other person regarding the solicitation of the holders of the Warrants, and no person has been authorized by the Company to give any information or to make any representations in connection with the Exchange Offer other than those contained herein and, if given or made, such other information or representations must not be relied upon as having been authorized. The delivery of this Offering Circular shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

         This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities covered by this Offering Circular, nor does it constitute an offer to sell or a solicitation of an offer to buy any such securities by any person in any jurisdiction in which such offer or solicitation would be unlawful.

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") an Issuer Tender Offer Statement on Schedule 13E-4, which shall encompass any amendments thereto, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Exchange Offer. This Offering Circular does not contain all the information set forth in the Schedule 13E-4 and the exhibits thereto, to which reference is hereby made for further information about the Company and the Exchange Offer. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. The Schedule 13E-4 and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and Suite 1400, 700 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, the Commission maintains an electronic Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, the address of such Web Site being (http://www.sec.gov). The Common Stock is quoted on the Nasdaq Stock Market, and all reports, proxy and information statements, and other information filed with the Commission also may be inspected at the offices of the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The Company will provide without charge to each person to whom a copy of this Offering Circular has been delivered, on the written or oral request of such person, a copy of the Schedule 13E-4. Requests for such copies should be directed to: Jon W. Swets, Chief Financial Officer, Ottawa Financial Corporation, 190 Monroe NW, Grand Rapids, Michigan 49503, telephone (616) 224-2841, facsimile (616) 224-2723.


                           INCORPORATION BY REFERENCE

         The Company hereby incorporates by reference in this Offering Circular:
(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 and all exhibits thereto and documents incorporated by reference therein; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998; all of which have been filed with the Commission (File No. 0-24118). The Company also incorporates herein by reference all documents and reports subsequently filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Circular and prior to termination of this Exchange Offer. Such documents and reports shall be deemed to be incorporated by reference in this Offering Circular and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded, except as so modified or superseded, shall not be deemed to constitute a part of this Offering Circular.


                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) and the pro forma information appearing elsewhere in this Offering Circular or incorporated herein by reference.


                                   THE COMPANY

         The Company was formed at the direction of Ottawa Savings Bank, FSB (the "Bank") in March 1994 for the purpose of owning all of the outstanding stock of Ottawa Savings issued upon the conversion of the Bank from the mutual to the stock form (the "Conversion"). On August 19, 1994, the Company acquired all of the shares of the Bank in connection with the completion of the Conversion. The Company's Common Stock is traded on the Nasdaq Stock Market under the symbol "OFCP."

         On February 13, 1996, the Company acquired AFSB, a federally chartered savings bank headquartered in Muskegon, Michigan, pursuant to which the Company acquired all of the outstanding shares of common stock, including shares subject to options, of AFSB for aggregate consideration of approximately $32.7 million in cash and the Warrants. AFSB was thereupon merged into Ottawa Savings. The acquisition was accounted for using the purchase method of accounting. During the third quarter of 1996, Ottawa Savings changed its name to "AmeriBank."

         The Bank is a Michigan-chartered savings bank headquartered in Holland, Michigan and is the only operating subsidiary of the Company. Originally organized in 1888, the Bank converted to a federal savings bank in 1988, changed its name in 1996 from Ottawa Savings Bank, FSB to AmeriBank, and converted to a state-chartered savings bank in July 1997. Its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation ("FDIC"). In addition to the FDIC, both the Company and the Bank are subject to regulation and oversight by the Office of Thrift Supervision ("OTS"). The Bank currently serves Allegan, Kent, Muskegon, Newaygo, Oceana and Ottawa Counties in Western Michigan through its 26 retail banking offices. At September 30, 1998, the Company had total assets of $930.2 million, deposits of $676.9 million and shareholders' equity of $73.4 million.

         The Bank has been, and intends to continue to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Bank attracts retail deposits from the general public and invests those funds primarily in first mortgages on owner-occupied, one- to four-family residences. The Bank also originates first mortgages on nonowner-occupied one- to four-family residences, construction, commercial and multi-family real estate, commercial business and consumer loans.

         The Bank's revenues are derived principally from interest on loans and interest on investment securities.

         The Bank offers a variety of individual and commercial deposit accounts having a wide range of interest rates and terms. The Bank's deposits consist of passbook and statement savings accounts, interest and non-interest-bearing checking accounts, and money market and certificate accounts. The Bank also offers debit and credit cards as well as ATM services. The Bank solicits deposits from its market area only, and has never used brokers to obtain deposits.

         The Bank organized an insurance subsidiary in 1997 called AmeriPlan Financial Services, Inc. The subsidiary offers financial services that include fixed and variable annuities, mutual funds, discount brokerage services, life insurance products and financial planning.

         The executive offices of the Company are located at 245 Central Avenue, Holland, Michigan 49423. Its telephone number at that address is (616) 393-7000.


                         PURPOSES OF THE EXCHANGE OFFER

         The purpose of the Exchange Offer is to reduce the amount of cash received and the number of shares of Common Stock that could be issued pursuant to an exercise of the Warrants. Over time, Ottawa's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. The Company believes it has adequate capital for its current and foreseeable operations and does not believe it can adequately leverage the funds which would be received upon exercise of the warrants in a manner consistent with its business objectives. After evaluating a variety of alternatives, the Board of Directors has determined that the offer to exchange the warrants for Common Stock or cash would limit the receipt of excess capital as well as the number of shares issuable upon exercise of the Warrants and best utilize the capital base to maximize value to stockholders. It is not possible, however, to predict the exact impact that the Exchange Offer will have on the trading price of the Company's Common Stock and there can be no assurances that such trading prices will rise or that any increased trading price will be maintained for any period of time as a result of the Exchange Offer. See "The Exchange Offer -- Purposes of the Exchange Offer."

                               THE EXCHANGE OFFER



The Offer..........................The Company is offering to exchange for  each outstanding Warrant, at the Holder's option, either (A) 0.44 shares of Common Stock or (B) $10.03 in cash.

Expiration.........................5:00 p.m., New York City time, on January 26,
                                   1999, unless extended.

Withdrawal Rights..................Tenders of  Warrants pursuant to the Exchange
                                   Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

How to Tender the Warrants.........Warrant Holders  wishing to  take part in the
                                   Exchange Offer must complete and sign the Letter of Transmittal, in accordance with the instructions contained herein and therein, and forward or hand deliver such Letter of Transmittal, together with any signature guarantees and any other documents required by the Letter of Transmittal, including certificates representing the tendered Warrants, to the Exchange Agent at its address set forth on the back cover page of this Offering Circular. Any beneficial owner of Warrants whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact the registered holder(s) of such securities promptly to instruct the registered holder(s) whether to tender your securities. Beneficial holders whose certificates representing their Warrants are not immediately available or who cannot deliver their certificates or any other required documents to the Exchange Agent prior to the Expiration Date may tender their Warrants pursuant to the guaranteed delivery procedure set forth herein. See "The Exchange Offer -- Procedures for Tendering Warrants -- Guaranteed Delivery Procedures."
Delivery of Cash and/or
Securities.........................The   Company will  deliver  the  cash and/or
                                   certificates for the shares of Common Stock issuable upon conclusion of the Exchange Offer as soon as practicable after the Expiration Date. See "The Exchange Offer -- Procedures for Tendering Warrants -- Acceptance of Warrants and Payment."

Certain Income Tax Consequences....In   general,   Holders   of   Warrants   who
                                   participate in the Exchange Offer and elect to receive cash and Common Stock should, for federal income tax purposes, recognize gain (but not loss) only to the extent of the cash consideration received. The cash received will be treated as "excess principal amount" within the meaning of Code section 356(d) and will, thus, be fully taxable. The value of the stock received will not, however, be considered as excess principal amount and should not be taxable. Any gain recognized as a result of the Exchange Offer should be capital gain. Holders of Warrants who participate in the Exchange Offer and elect to receive only Common Stock should, for federal income tax purposes, not recognize any gain or loss. For a more detailed discussion of the tax consequences, see "Certain Federal Income Tax Consequences."

Securities Outstanding.............As of December 22, 1998, there were 5,448,161 shares of Common Stock and 444,806 Warrants issued and outstanding. Prior to this Exchange Offer, there are 538,215 shares of Common Stock issuable upon the exercise of the Warrants. See "Description of Capital Stock."

Market Prices......................The  Common  Stock is currently traded on the
                                   Nasdaq Stock Market under the symbol OFCP. On December 22, 1998 the last reported sales price for the Common Stock was $22.75. See "Price Range of Common Stock and Dividend Information."

Exchange Agent.....................Registrar  and Transfer  Company, 10 Commerce
                                   Drive, Cranford,  New Jersey 07016, telephone
                                   (800) 456-0596.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at September 30, 1998, and as adjusted to reflect the exchange of 100% of the Warrants, without reduction for estimated fees and expenses relating to the Exchange Offer, as if the transaction has occurred on such date.


                                                                         September 30, (unaudited)
                                                                         Actual(1)   As Adjusted(2)
                                                                               (In Thousands)


Liabilities:
Deposits...............................................................    $  676,929     $   676,929
Federal Home Loan Bank Advances........................................       169,768         169,768
Other Borrowings.......................................................           ---           2,228
Advances from borrowers for taxes and insurance........................         1,973           1,973
Accrued expenses and other liabilities.................................         8,213           8,213
                                                                           ----------      ----------
  Total liabilities....................................................       856,883         859,111
                                                                           ----------      ----------

Stockholders' Equity:
Common Stock, $.01 par value;
 10,000,000 shares authorized; issued
   6,149,722 shares at September 30, 1998,
   6,247,677 shares at pro forma September 30, 1998....................            61              62
Additional paid-in capital.............................................        72,920          70,691
Retained earnings, substantially restricted............................        13,514          13,514
Net unrealized gain or (loss) on securities available for
  sale, net of tax.....................................................           264             264
Employee Stock Ownership Plan (Unallocated Shares).....................        (1,996)         (1,996)
Management Recognition and Retention Plan (Unearned Shares)............          (881)           (881)
Less Cost of Common Stock in
     Treasury -- 611,463 shares in
      September 30, 1998                                                      (10,521)        (10,521)
                                                                            ---------       ---------
  Total stockholders' equity...........................................        73,361          71,133
                                                                            ---------       ---------
  Total liabilities and stockholders' equity...........................    $  930,244       $ 930,244
                                                                           ==========       =========

(1) Does not include shares of Common Stock issuable upon the exercise of the Warrants and other outstanding options.

(2) Does not include shares of Common Stock issuable upon the exercise of outstanding options. Includes shares of Common Stock issuable upon exchange of the Warrants (assuming 50% of the Warrant Holders elect to receive Common Stock and 50% elect to receive cash).

              PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION


         Ottawa's common stock is traded on the Nasdaq Stock Market under the symbol "OFCP." There is no active market for the Warrants. The high and low bid quotations for the Common Stock as reported on the Nasdaq Stock Market as well as dividends declared per share, were as follows:


            Quartered Ended                  High            Low       Dividends
            ---------------              -----------     -----------   ---------
June 30, 1996..........................     13.636         13.326        .06
September 30, 1996.....................     13.636         13.223        .07
December 31, 1996......................     14.256         13.223        .07
March 31, 1997.........................     17.252         13.946        .07
June 30, 1997..........................     18.802         16.942        .08
September 30, 1997.....................     24.659         18.594        .08
December 31, 1997......................     30.909         23.636        .09
March 31, 1998.........................     29.545         25.909        .09
June 30, 1998..........................     26.820         25.910        .09
September 30, 1998.....................     26.140         21.500        .10


         On December 22, 1998, there were approximately 2,058 and 84 Holders of record of the Common Stock and Warrants, respectively. At that date the Company had 5,448,161 shares of Common Stock outstanding and 444,806 outstanding Warrants.

         The Board of Directors intends to continue the payment of quarterly cash dividends, dependent upon the results of operations and financial condition of the Company and other factors.

                         SELECTED FINANCIAL INFORMATION


         The audited financial statements as of December 31, 1996 and 1997 and for each of the years in the three year period ended December 31, 1997 and the report thereon is incorporated herein by reference to the financial statements contained in the 1997 Form 10-K. The unaudited financial statements as of and for the three and nine month periods ending September 30, 1997 and 1998 are incorporated herein by reference to the financial statements contained in the 1998 Form 10-Q for the quarter ended September 30, 1998. The following data sets forth the statement of operations for the years ended December 31, 1997 and 1996 and the quarters ended September 30, 1998 and 1997 and the balance sheet of the Company as at September 30, 1998 and as adjusted to give pro forma effect to the issuance of 97,955 shares of Common Stock upon the assumed tender of all of the Warrants (assuming 50% of the Warrant Holders elect to receive Common Stock only and 50% elect to receive only cash). The unaudited pro forma balance sheet data has been prepared as if the Exchange Offer had occurred at the end of the period presented. Such unaudited pro forma financial information should be read in conjunction with the Company's Financial Statements and the related notes thereto included in this Offering Circular.

                          OTTAWA FINANCIAL CORPORATION
                      Consolidated Statements of Operations
                                   (Unaudited)



                                                               Three Months Ended             Years Ended
                                                                  September 30,               December 31,
                                                              1998          1997           1997          1996
                                                           (Dollars in Thousands, except per share data)

Interest Income
     Loans..........................................        $15,914       $15,249        $59,948       $48,991
     Investment securities and equity investments...            977           845          3,707         4,945
     Other interest and dividend income.............            397           259          1,071           733
                                                          ---------     ---------       --------      --------
                                                             17,288        16,353         64,726        54,669
                                                          ---------     ---------       --------      --------

Interest Expense
     Deposits.......................................          7,692         7,475         29,398        25,056
     Federal Home Loan Bank advances................          2,482         2,093          8,293         5,451
     Other..........................................              4             1             13            24
                                                          ---------     ---------       --------      --------
                                                             10,178         9,569         37,704        30,531
                                                          ---------     ---------       --------      --------

Net Interest Income.................................          7,110         6,784         27,022        24,138
                                                          ---------     ---------       --------      --------
Provision for Loan Losses...........................            240           180            660           564
                                                          ---------     ---------       --------      --------
Net Interest Income After Provision
   For Loan Losses..................................          6,870         6,604         26,362        23,574
                                                          ---------     ---------       --------      --------

Noninterest Income
     Service charges and other fees.................          1,093           783          3,039         2,755
     Mortgage servicing fees........................             83            80            317           287
     Gain on sale of loans..........................            592            21            370           141
     Gain (loss) on sale of securities..............            ---           (4)            143             5
     Other..........................................            227            62            277           140
                                                          ---------     ---------       --------      --------
                                                              1,995           942          4,146         3,328
                                                          ---------     ---------       --------      --------

Noninterest Expense
     Compensation and benefits......................          2,953         2,606         10,356         8,945
     Occupancy......................................            392           313          1,316         1,112
     Furniture, fixtures and equipment..............            335           265          1,056           781
     Advertising....................................             75            75            276           364
     FDIC deposit insurance.........................            101           100            324         1,235
     SAIF assessment................................            ---           ---            ---         3,510
     State single business tax......................            138           126            357           338
     Data processing................................            230           216            891           939
     Professional services..........................            109            98            379           697
     Acquisition intangibles amortization...........            304           305          1,226         1,081
     Other..........................................            715           623          2,527         2,842
                                                          ---------     ---------      ---------     ---------
                                                              5,352         4,727         18,708        21,844
                                                          ---------     ---------      ---------     ---------

Income Before Federal Income Tax Expense............          3,513         2,819         11,800         5,058
Federal Income Tax Expense..........................          1,308         1,089          4,273         1,964
                                                          ---------     ---------      ---------     ---------
Net Income..........................................      $   2,205     $   1,730      $   7,527     $   3,094
                                                          =========     =========      =========     =========
Earnings per Common Share...........................      $     .41     $     .31      $    1.33     $     .51
                                                          =========     =========      =========     =========
Earnings per Common Share Assuming
   Dilution.........................................      $     .37     $     .28      $    1.22     $     .49
                                                          =========     =========      =========     =========

                          OTTAWA FINANCIAL CORPORATION
                 Consolidated Statements of Financial Condition
                                   (Unaudited)


                                                                                                              Pro Forma
                                                                      September 30,         Exchange         September 30,
                                                                          1998            Adjustments            1998
                                                                          ----           ------------            ----
                                                                                   (Dollars in Thousands)


Assets
Cash and due from financial institutions....................           $  23,682            $    ---          $  23,682
Interest-bearing demand deposits in other
      financial institutions................................              11,562                 ---             11,562
                                                                       ---------           ---------          ---------
      Total cash and cash equivalents.......................              35,244                 ---             35,244

Securities available for sale...............................              58,882                 ---             58,882
Federal Home Loan Bank Stock................................              11,782                 ---             11,782
Loan held for sale..........................................               4,207                 ---              4,207
Loans receivable, net.......................................             781,119                 ---            781,119
Accrued interest receivable
    Loans...................................................               3,848                 ---              3,848
    Securities..............................................                 862                 ---                862
Premises and equipment, net.................................              15,512                 ---             15,512
Acquisition intangibles.....................................              13,336                 ---             13,336
 Other assets...............................................               5,452                 ---              5,452
                                                                       ---------          ----------          ---------
     Total Assets...........................................           $ 930,244          $      ---          $ 930,244
                                                                       =========          ==========          =========

Liabilities
Deposits....................................................           $ 676,929                              $ 676,929
Federal Home Loan Bank advances.............................             169,768                                169,768
Other borrowings............................................                 ---          $ 2,228(b)              2,228
Advances from borrowers for taxes and insurance.............               1,973                                  1,973
Accrued expenses and other liabilities......................               8,213                 ---              8,213
                                                                       ---------          ----------          ---------
     Total Liabilities......................................           $ 856,883          $    3,228          $ 859,111
                                                                       ---------          ----------          ---------

Shareholders' Equity
Common Stock, $.01 par value;
     10,000,000 shares authorized; issued
     6,149,722 shares at September 30, 1998,
     6,247,677 shares at pro forma September 30, 1998.......                  61                1(a)                 62
Additional Paid-in Capital..................................              72,920            2,227(a)             70,691
                                                                                          (2,228)(a)
                                                                                          (2,228)(b)
Retained earnings, substantially restricted.................              13,514                 ---             13,514
Net unrealized gain or (loss) on securities available
     for sale, net of tax...................................                 264                 ---                264
Employee Stock Ownership Plan (Unallocated Shares)..........             (1,996)                 ---            (1,996)
Management Recognition and Retention Plan
     (Unearned Shares)......................................               (881)                 ---              (881)
Less Cost of Common Stock in Treasury - 611,463,
      shares at September 30, 1998..........................            (10,521)                 ---           (10,521)
                                                                        --------          ----------           --------

Total Shareholders' Equity..................................             73,361              (2,228)             71,133
                                                                        --------          ----------           --------

Total Liabilities and Shareholders' Equity..................            $930,244           $     ---           $930,244
                                                                        ========           =========           ========


(a) To record the issuance of 97,955 shares of Common Stock assuming 50% of the Warrant Holders elect to receive Common Stock. The number of shares to be issued is calculated as follows:


Warrants outstanding                                   444,806
     x  Conversion factor                         x       1.21
        Shares purchaseable                            538,215
     x  Exchange election percentage              x        50%
        Shares exchanged                               269,108
     x  Per share Exchange ratio                  x      0.364
        Shares issued                                   97,955

         The per share exchange ratio is calculated by subtracting the Warrant exercise price of $14.46 from the market price of the common stock on December 22, 1998 of $22.75 and dividing this amount, $8.29 by the $22.75 market price.

(b) To record the exchange of Warrants for cash and a borrowing as the source of funds assuming 50% of the Warrant Holders elect to receive cash.

                               THE EXCHANGE OFFER


Purposes of the Exchange Offer

         The purpose of the Exchange Offer is to reduce the amount of cash received and the number of shares of Common Stock that could be issued pursuant to an exercise of the Warrants. Over time, Ottawa Financial Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. The Company believes it has adequate capital for its current and foreseeable operations and does not believe it can adequately leverage the fund which would be received upon exercise of the Warrants in a manner consistent with its business objectives. After evaluating a variety of alternatives, the Board of Directors has determined that the offer to exchange the Warrants for Common Stock or cash would limit the receipt of excess capital and the number of shares issuable upon exercise of the Warrants. The Board of Directors believes the interests of the Company are best served by foregoing the probability that additional capital could be raised by the exercise of the Warrants and that the Exchange Offer permits the Company to best utilize the capital base to maximize value to stockholders. It is not possible, however, to predict the exact impact that the Exchange Offer will have on the trading price of the Company's Common Stock and there can be no assurances that such trading prices will rise or that any increased trading price will be maintained for any period of time as a result of the Exchange Offer.

Terms of the Offer

         The Company is hereby offering, upon the terms and conditions set forth herein and in the Letter of Transmittal, to exchange for each outstanding Warrant, at the Holder's option, either (A) 0.44 shares of Common Stock or (B) $10.03 in cash. The Exchange Offer is not conditioned upon the exchange of a minimum number of Warrants.

     THE OFFICERS AND DIRECTORS OF THE COMPANY WHO PRESENTLY HOLD WARRANTS PRESENTLY INTEND TO TENDER THEIR WARRANTS IN THIS OFFERING FOR ALL STOCK CONSIDERATION.

Procedures for Tendering Warrants

         The acceptance by a Warrant Holder of the Exchange Offer pursuant to one of the procedures set forth below will constitute an agreement between the Holder and the Company in accordance with the terms and subject to the conditions set forth in this Offering Circular and in the Letter of Transmittal.

         For a Holder validly to tender Warrants pursuant to the Exchange Offer, the Holder must either (i) deliver the Warrants, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof and any other documents required by the Letter of Transmittal, to the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date, or (ii) comply with the guaranteed delivery procedures set forth below.

         Nominees or other record holders of Warrants that hold Warrants for more than one beneficial owner are entitled to make multiple elections pursuant to the Letter of Transmittal that reflect the election of each of the beneficial owners for whom they are tendering Warrants. In order to make such multiple elections, nominees or other record holders should properly complete the applicable table in the Letter of Transmittal.

     NO LETTERS OF TRANSMITTAL AND NO WARRANTS SHOULD BE SENT TO THE COMPANY.

         All signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the Warrants tendered pursuant thereto are tendered (i) by a record holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the relevant Letter of Transmittal or (ii) for the account of an Eligible Institution. If Warrants are registered in the name of a person other than the signer of a Letter of Transmittal or a notice of withdrawal, as the case may be, then the Warrants must be endorsed by the record holder, or be accompanied by a written instrument or instruments of transfer or exchange in form satisfactory to the Company duly executed by the record holder, and in the case of a Letter of Transmittal, with the signature guaranteed by an Eligible Institution. If signatures on a Letter of Transmittal are required to be guaranteed, such guarantees must be by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., by a commercial bank or trust company having an office in the United States, a credit union, or a savings association (each of which is an "Eligible Institution").

         The method of delivery of Warrants and all other required documents to the Exchange Agent is at the election and risk of the Holder tendering Warrants, but, if sent by mail, registered mail with return receipt requested, properly insured, is recommended.

         Unless the Warrants being tendered are deposited with the Exchange Agent prior to the Expiration Date (accompanied by a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal), or tendered pursuant to the guaranteed delivery procedures set forth below, the Company may, at its option, reject such tender. Issuance of Common Stock and/or cash in exchange for Warrants will be made only against deposit of the tendered Warrants. If less than all the Warrants evidenced by a submitted certificate are tendered, the tendering Holder should fill in the number of shares tendered in the appropriate box on the relevant Letter of Transmittal with respect to the deposit being made, but only to the extent of Warrants being tendered. The Exchange Agent will then return to the tendering Holder, as promptly as practicable following the Expiration Date, the number of Warrants equal to the delivered Warrants not tendered. All Warrants represented by any certificate deposited with the Exchange Agent will be deemed to have been tendered unless otherwise indicated.

         Holders who are not record holders of, and who seek to tender, Warrants should (i) obtain a properly completed Letter of Transmittal from the record holder with signatures guaranteed by an Eligible Institution, or (ii) obtain and include with the relevant Letter of Transmittal Warrants properly endorsed for transfer by the registered holder or accompanied by a properly completed stock power from the record holder, with signatures on the endorsement or power guaranteed by an Eligible Institution or (iii) effect a record transfer of such Warrants and comply with the requirements applicable to record holders for tendering Warrants prior to the Expiration Date. Any Warrants properly tendered prior to the Expiration Date accompanied by a properly completed Letter of Transmittal will be transferred of record by the transfer agent as of the Expiration Date at the discretion of the Company. The Company has no obligation to transfer any Warrants from the name of the record holder thereof if the Company does not accept for exchange any of such Warrants.

         If a Holder desires to tender Warrants pursuant to the Exchange Offer but is unable to locate the Warrants to be tendered, such Holder should write to or telephone Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey, telephone 800-456-0596, about procedures for obtaining replacement certificates for Warrants or arranging for indemnification.

         Each tendering Holder must complete the Substitute Form W-9 provided in the relevant Letter of Transmittal and either (i) provide his correct taxpayer identification number (social security number, for individuals) and certify that the taxpayer identification number provided is correct (or that such Holder is awaiting a taxpayer identification number) and that (A) the Holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of failure to report all interest or dividends or (B) the Internal Revenue Service has notified the Holder that he is no longer subject to backup withholding or (ii) provide an adequate basis for exemption from backup withholding. Holders who do not satisfy these conditions may be subject to a $50 (or greater) penalty imposed by the Internal Revenue Service and may be subject to backup withholding (as discussed below). Exempt Holders (including, among others, corporations and certain foreign individuals) are not subject to these requirements if they satisfactorily establish their status as such. Certain foreign holders may be required to provide a Form W-8 or Form 1001 in order to avoid or reduce withholding tax.

         By tendering Warrants pursuant to the Exchange Offer, a Holder that does not comply with the conditions described in the preceding paragraph authorizes the Exchange Agent, the Company or its paying agents, as the case may be, to withhold cash or sell Common Stock withheld in an amount sufficient to enable it to satisfy its backup or other withholding obligations.

         Pursuant to the backup withholding provisions of federal income tax law, unless the conditions described above are satisfied, the Exchange Agent, the Company or their paying agents, as the case may be, will withhold (i) an amount of any cash proceeds payable to a tendering holder pursuant to the Exchange Offer, and (ii) any Common Stock such that the sum of such cash and Common Stock withheld will enable the Exchange Agent, the Company or its paying agents, as the case may be, after selling such Common Stock so withheld, to remit the appropriate amount of backup withholding due to the Internal Revenue Service with respect to such exchange. Upon any such sale, the Exchange Agent, the Company or its paying agents, as the case may be, will be entitled to seek reimbursement for the costs, fees or expenses of such sale incurred by it. Alternatively, the Exchange Agent, the Company or their paying agents, as the case may be, may require such a Holder to remit a payment (in cash or certified check) sufficient to cover the Holder's backup withholding tax liability prior to the release of any cash or Common Stock withheld from such Holder. Any Common Stock sold pursuant to this paragraph shall be treated for tax reporting purposes as if it was delivered to the exchanging holder and sold on its behalf. Backup withholding is applied at a 31% rate. Amounts paid as backup withholding do not constitute an additional tax and generally will be credited against the holder's federal income tax liabilities. Different withholding rates and rules may apply in the case of certain foreign holders.

         All questions as to the form of all documents and the validity (including time of receipt), eligibility, acceptance and withdrawal of tendered Warrants will be determined by the Company, in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders not in proper form or the acceptance of which would, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right, subject to applicable law, to waive any of the conditions of the Exchange Offer or any defect or irregularity in the tender of any of the Warrants. Neither the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification. Any Warrants received by the Exchange Agent that are not properly tendered and as to which irregularities have not been cured or waived will be returned by the Exchange Agent to the appropriate tendering holder as soon as practicable. The Company's interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding on all parties.

Guaranteed Delivery Procedures

         If a holder desires to tender Warrants and the holder's Warrants are not immediately available or time will not permit the holder's Warrants or other required documents to reach the Exchange Agent before the Expiration Date, a tender may be effected if:

          (a)  the tender is made through an Eligible Institution; and

          (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) substantially in the form provided by the Company which sets forth the name and address of the holder and the number of Warrants tendered, states that the tender is being made thereby and guarantees that within three Nasdaq Stock Market trading days after the Expiration Date, the relevant Letter of Transmittal (or facsimile thereof) together with the Warrants and any other documents required by such Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

          (c) all tendered Warrants, as well as all other documents required by the relevant Letter of Transmittal, shall be received by the Exchange Agent within three Nasdaq Stock Market trading days after the Expiration Date.

Acceptance of Warrants and Payment

         The acceptance for exchange and payment of Warrants validly tendered and not withdrawn and delivery of the Common Stock and, if applicable, payment of cash will be made as promptly as practicable after the Expiration Date. The Company, however, expressly reserves the right to delay acceptance of any of the Warrants or terminate the Exchange Offer and not accept for exchange any Warrants not theretofore accepted if any of the conditions set forth under "-- Conditions of the Exchange Offer" shall not have been satisfied or waived by the Company. For purposes of the Exchange Offer, the Company will be deemed to have accepted for exchange validly tendered Warrants if, as and when the Company gives oral or written notice thereof to the Exchange Agent. Subject to the terms and conditions of the Exchange Offer, delivery of shares of Common Stock and, if applicable, payment of cash for Warrants accepted pursuant to the Exchange Offer will be made by the Exchange Agent as soon as practicable after the Expiration Date. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving Common Stock from the Company and transmitting the cash and Common Stock to the tendering holders. Tendered Warrants not accepted for exchange by the Company, if any, will be returned without expense to the tendering holder as promptly as practicable following the Expiration Date.

         All tendering holders, by execution of the Letter of Transmittal (or facsimile thereof), waive any right to receive notice of acceptance of their Warrants for exchange.

Withdrawal Rights

         Tenders of Warrants are irrevocable, except that tendered Warrants may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Holders who wish to exercise their right of withdrawal must give notice of withdrawal in writing or by telegram, telex or facsimile transmission, which notice must be timely received by the Exchange Agent at 10 Commerce Drive, Cranford, New Jersey 07016. Any such notice of withdrawal must specify the name of the person who tendered Warrants to be withdrawn and the number of Warrants to be withdrawn. If Warrants have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers of the particular Warrants to be so withdrawn must also be furnished to the Exchange Agent prior to the physical release of the withdrawn Warrants. Such notice of withdrawal must be signed by the record holder in the same manner as the original signature on the Letter of

Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Warrants.

         Any permitted withdrawals of tenders of Warrants may not be rescinded, and any Warrants withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer; however, withdrawn Warrants may be re-tendered by following one of the procedures described herein at any time on or prior to the Expiration Date.

         All questions as to validity, form and eligibility (including time of receipt) of the notice of withdrawal will be determined by the Company in its sole discretion, which determination will be final and binding. Neither of the Company, the Exchange Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

Exchange Agent

         Registrar and Transfer Company will act as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letters of Transmittal should be addressed to the Exchange Agent as follows:

         By Mail, Hand                          By Facsimile:
         or Overnight Courier:                  (908) 497-2312
         10 Commerce Drive
         Cranford, New Jersey 07016             Telephone:
         Attention: Michael Jones.              (800) 368-5948

Expiration Date; Extensions

         The Exchange Offer will expire at 5:00 p.m., New York City time, on January 26, 1999, unless extended. The Company reserves the right to extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer so extended shall expire. During any such extension, all Warrants previously tendered and not withdrawn will remain subject to the Exchange Offer, subject to the right of a tendering Warrant Holder to withdraw such Warrant Holder's Warrants.

         Any extension or expiration of the Exchange Offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, by public announcement thereof, and any amendment of the Exchange Offer will be followed as soon as practicable by public announcement. Without limiting the manner by which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company decides to waive, modify or amend a material provision of this Exchange Offer, it may do so at any time, or from time to time, provided that it gives notice thereof in the manner specified above and extends such Exchange Offer to the extent required by the Exchange Act. With respect to the percentage of the class of securities being sought or a change in the consideration offered, Rule 13e-4(f)(1) under the Exchange Act generally requires that a tender offer remain open for at least 10 business days from the date that notice of such change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. Any amendment to the Exchange Offer will apply to all Warrants, regardless of when or in what order the Warrants are tendered. The term "business day" shall mean a day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 a.m. through 12:00 p.m., New York City time.

Conditions of the Exchange Offer

         Notwithstanding any other provision of the Exchange Offer, the Company may cancel, modify or terminate the Exchange Offer and is not required to accept for exercise any Warrants pursuant to the Exchange Offer if prior to the Expiration Date:

          (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or government agency, by any government agency or any other person, prohibiting, restricting or delaying the Exchange Offer;

          (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the Exchange Offer, or

          (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for trading on, the Nasdaq Stock Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States, New York or Michigan authorities, or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Exchange Offer.

         In the event that the Company terminates the Exchange Offer pursuant to any of the conditions set forth above, the Exchange Agent will promptly return the applicable Warrants to the holders thereof.

         The Company reserves the absolute right to waive satisfaction of any conditions and compliance with any terms of the Exchange Offer. The Company further reserves the absolute right to reject any and all tenders not in proper form. The Company will accept any and all Warrants which are properly tendered, subject to the conditions stated herein.

Mutilated, Lost, Stolen or Destroyed Certificates

         Any holder whose certificates evidencing Warrants have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at its address set forth herein for further information.

Expenses

         The Company will not make any payments to any brokers, dealers or persons for soliciting Warrant tenders pursuant to the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular and related documents to the beneficial owners of Warrants and in handling or forwarding tenders on behalf of their customers. The Company will also pay all legal, accounting, printing, listing, filing and other similar fees and expenses in connection with the Exchange Offer.

Other Matters

         The Offering Circular is being sent to persons who were holders of record of the Warrants at the close of business on December 22, 1998.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes the material federal income tax consequences of the transactions to be accomplished pursuant to the Exchange Offer to a person who tenders Warrants pursuant to the Exchange Offer. This summary is based upon existing statutes, as well as judicial and administrative interpretations thereof, all of which are subject to change, including changes which may be retroactive. No opinion of counsel or ruling from the Internal Revenue Service ("IRS") will be requested by the Company on any tax issue connected with the Exchange Offer. Accordingly, no assurance can be given that the IRS will not challenge certain of the tax positions described herein or that such a challenge would not be successful.

         The discussion below does not address the foreign, state or local tax consequences of the transactions to be accomplished pursuant to the Exchange
Offer, nor does it specifically address the tax consequences to taxpayers subject to special treatment under the federal income tax laws (including dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions and taxpayers subject to the alternative minimum tax). The discussion below assumes that the Warrants are or will be held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") by holders at the Expiration Date of the Exchange Offer. In the following discussion, the term "should" is used to denote the more likely of possible characterizations in situations where more than one characterization is reasonably likely.

         THE FOLLOWING SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS TO BE ACCOMPLISHED PURSUANT TO THE EXCHANGE OFFER IS NOT A SUBSTITUTE FOR OBTAINING INDIVIDUAL TAX ADVICE AND WARRANT HOLDERS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING CIRCULAR AS TAX ADVICE. ACCORDINGLY, EACH HOLDER OF OUTSTANDING WARRANTS IS URGED TO CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER.

Federal Income Tax Consequences to Holders of Warrants

         The Exchange Offer should be treated as a "recapitalization" of the Company within the meaning of Code Section 368(a)(1)(E). As a result of this characterization, the Exchange Offer should have the tax consequences described below.

         Holders of Warrants who participate in the Exchange Offer and elect to receive cash or cash and Common Stock consideration should recognize gain (but not loss) only to the extent of the cash consideration received. In accordance with Treasury Regulation 1.356-3, if a holder of a warrant receives both cash and stock in exchange for Warrants, the cash received will be treated as "excess principal amount" within the meaning of Code section 356(d) and will thus be fully taxable. The value of the stock received will not, however, be considered as excess principal amount and should not be taxable. Any gain recognized as a result of the Exchange Offer should be capital gain.

         Holders of Warrants who participate in the Exchange Offer and elect to receive only Common Stock consideration should not recognize any gain or loss.

         The tax basis of the Common Stock received by a holder pursuant to the Exchange Offer should be equal to such holder's adjusted tax basis in the Warrants transferred in exchange therefor, decreased by the amount of cash consideration received and increased by the amount of gain recognized. The holding period of the Common Stock received should include the period during which the Holder held the Warrants exchanged therefor.

         Holders of Warrants who do not participate in the Exchange Offer should not recognize any gain or loss as a result of other holders of Warrants participating in the Exchange Offer.

Federal Income Tax Consequences to Company

         As the result of Warrant Holders participating in the Exchange Offer, the Company should not recognize any gain or loss.

Backup Withholding and Reporting

         Holders of Warrants who participate in the Exchange Offer may be subject to backup withholding at the rate of 31% with respect to "reportable payments" which should include the cash portion of the consideration received pursuant to the Exchange Offer. The payor will be required to deduct and withhold the prescribed amounts if (a) the payee fails to furnish a taxpayer identification number ("TIN") to the payor in the manner required, (b) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (c) there has been a "notified payee underreporting" described in Code Section 3406(c), or (d) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under Code Section 3406(a)(1)(C). In general, if any one of the events listed above occurs, the Company may be required to withhold at a rate of 31%. Amounts paid as backup withholding do not constitute an additional tax and will be credited against the Warrant Holder's federal income tax liabilities, so long as the required information is provided to the IRS. The Company will report to the Warrant holders and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities.


                          DESCRIPTION OF CAPITAL STOCK


         Ottawa Common Stock. The Ottawa Certificate of Incorporation (the "Ottawa Certificate") authorizes the issuance by Ottawa of up to 10,000,000 shares of Common Stock (par value $.01 per share), of which 5,448,161 shares were issued and outstanding as of December 22, 1998. The Common Stock is traded on The Nasdaq Stock Market under the symbol "OFCP." See "Price Range of Common Stock and Dividend Information." Ottawa's stock transfer agent and registrar is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

         Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock represents non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other government agency.

         Subject to any prior rights of any preferred stock of Ottawa then outstanding, holders of Common Stock are entitled to receive such dividends as are declared by the Ottawa Board of Directors (the "Ottawa Board") out of funds legally available therefor. Full voting rights are vested in the holders of Common Stock, each share being entitled to one vote, subject to the rights of any preferred stock of Ottawa then outstanding, and further subject to the limitation discussed under "Certain Anti-Takeover Provisions--Certificate of Incorporation and Bylaws--Voting Limitations" herein. Subject to any prior rights of any such preferred stock and the rights of certain depositors of Ottawa to their proportionate share of the liquidation account established in connection with the conversion from mutual to stock form, in the event of liquidation, dissolution or winding up of Ottawa, holders of shares of Common Stock are entitled to receive pro rata, any assets distributable to stockholders in respect of shares held by them. Holders of shares of Common Stock do not have any preemptive rights to subscribe for any additional securities which may be issued by Ottawa. The outstanding shares of Common Stock are fully paid and non-assessable.

         Certain provisions of the Ottawa Certificate may have the effect of delaying, deferring or preventing a change in control of Ottawa pursuant to an extraordinary corporate transaction involving Ottawa, including a merger, reorganization, tender offer, transfer of substantially all of its assets or a liquidation. See "Certain Anti-Takeover Provisions--Certificate of Incorporation and Bylaws."

         Ottawa Preferred Stock. The Ottawa Certificate provides that the Ottawa Board may, from time to time, without further stockholder action, issue up to 5,000,000 shares of serial preferred stock

("Preferred Stock") with such rights and preferences as shall be determined by the Ottawa Board. As of the date hereof, no Preferred Stock is outstanding.


                             DESCRIPTION OF WARRANTS


         The following is a summary description of the Warrants and the Warrant Agreement and is qualified in its entirety by reference to the Warrant Agreement and the Warrant Certificate. Any holder of Warrants can obtain a copy of the Warrant Agreement by contacting Jon W. Swets, Chief Financial Officer, Ottawa Financial Corporation, 245 Central Avenue, Holland, Michigan 49423, telephone
(616) 224-2841, facsimile (616) 224-2723.

         General. Each Warrant entitles the holder thereof to purchase 1.21 shares of Common Stock at the exercise price of $14.46, as adjusted, subject to additional adjustments in certain circumstances described below. The Warrants are exercisable until February 13, 1999 (the "Expiration Date").

         Warrant Holders do not have the rights of stockholders of Ottawa, and do not have the right to, among other things, vote on matters presented to the stockholders of Ottawa or receive dividends.

         The issuance, exercise and rights connected with the Warrants is governed by the warrant agreement (the "Warrant Agreement") between Ottawa and Registrar and Transfer Company, as warrant agent (the "Warrant Agent"). The Warrants are represented by certificates which list the names of the Warrant Holder and the number of Warrants represented by each certificate. If a certificate is lost, stolen, destroyed or mutilated, the Warrant Agent will deliver a new certificate to the Warrant Holder, provided that such Warrant
Holder provides evidence of such loss, theft or destruction, and agrees to indemnify the Warrant Agent if requested.

         Exercise. The Warrants may be exercised by the surrender of a certificate, with the form of exercise on the back of the certificate properly executed, to the Warrant Agent. The certificate and executed form of exercise must be accompanied by the aggregate exercise price for the number of shares of Common Stock specified in the form of exercise, payable by cash or certified or official bank check payable to the order of Ottawa. If a Warrant is exercised only in part, a new certificate will be issued to the Warrant Holder representing the remaining portion of the Warrant.

         No Fractional Warrants. Ottawa will not issue fractional shares of Common Stock upon the exercise of Warrants. Instead, Ottawa will pay the Warrant Holder the value of such fraction of a share of Common Stock in cash.

         Transfer. The Warrants may be transferred by surrender of the certificate to the Warrant Agent, along with a duly executed form of assignment (which is annexed to the certificate) and funds sufficient to pay any applicable transfer tax or governmental charges payable in connection with such transfer and any other amounts required pursuant to the Warrants. The Warrant Agent will then issue a new certificate or certificates.

         Adjustments. Upon the declaration of any stock dividend, split, reverse split, reclassification or reorganization with respect to Common Stock, Ottawa is under an obligation to adjust the Exercise Price and the number of shares of Common Stock purchasable upon the exercise of any Warrant. The change in the Exercise Price and the number of shares of Common Stock purchasable upon the exercise of the Warrants will be proportionate to the increase or decrease in the number of shares of Common Stock outstanding due to the stock dividend, split, reverse split or reclassification or reorganization. However, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such price.

         In addition, in the case of any merger, sale of substantial assets, consolidation or similar transaction in consideration of which the shareholders of Ottawa will receive cash, securities or other consideration of a third party, holders of each Warrant shall be entitled to receive the same amount and form of consideration as holders of each share of Common Stock, subject to a proportionate adjustment in the Exercise Price of each Warrant to the increase or decrease in the number of shares of Common Stock outstanding due to merger, sale of substantial assets, consolidation or similar transaction.

         Ottawa and the Warrant Agent may from time to time supplement or amend the Warrant Agreement or the provisions of the Warrants without the approval of any Warrant Holders in order to cure any ambiguity, to correct or supplement any provision that may be defective or inconsistent with any other provision in the Warrant Agreement. In addition, Ottawa and the Warrant Agent may make any other change or correction which they deem appropriate, provided that it does not adversely affect the material rights of the Warrant Holders. However, no such supplemental agreement or amendment shall, without the consent of the registered Holder of each outstanding Warrant affected thereby: (i) alter the Warrant Agreement so as to affect adversely the price at which or the period during which the Warrants are exercisable; or (ii) reduce the number of warrants outstanding the consent of whose holders is required for any such supplemental agreement or amendment.

                        CERTAIN ANTI-TAKEOVER PROVISIONS


         This section sets forth a brief discussion of the reasons for, and the operation and effects of, certain provisions of the Ottawa Certificate of Incorporation and the Ottawa Bylaws which may have certain anti-takeover effects. This section also summarizes certain provisions of federal law and Delaware law which may have anti-takeover effects.

Certificate of Incorporation and Bylaws

         General. A number of provisions of the Ottawa Certificate and the Ottawa Bylaws pertain to matters of corporate governance and certain rights of stockholders. Certain of those provisions may be deemed to have, and may have, the effect of making more difficult, costly or time consuming, and thereby discouraging, a merger, tender offer, proxy contest or other attempt to assume control of Ottawa and/or change incumbent management and in certain circumstances may prevent a change in control of Ottawa even if such a change in control is desired by a majority of Ottawa's stockholders. Such provisions may result in Ottawa being less attractive to a potential acquirer and may result in Ottawa stockholders receiving less for their shares of Common Stock than might otherwise be available in the event of a takeover attempt. The following discussion focuses on certain of such provisions.

         Authorized Shares of Capital Stock. The Ottawa Certificate permits the Ottawa Board to issue additional shares of Common Stock, or shares of Preferred Stock with such rights and preferences as the Ottawa Board may determine. While the availability of such shares provides Ottawa with flexibility in structuring financings and acquisitions and meeting other corporate needs, it may also, as more fully described below, impede the completion of a transaction to which the Ottawa Board or management is opposed.

         Uncommitted authorized but unissued shares of Common Stock or Preferred Stock may be issued from time to time to such persons and for such consideration as the Ottawa Board may determine and holders of the then-outstanding shares of Common Stock or Preferred Stock may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of The Nasdaq Stock Market and the judgment of the Ottawa Board regarding the submission of such issuance to Ottawa's stockholders. Ottawa stockholders have no preemptive rights to subscribe to newly issued shares.

         Moreover, it is possible that additional shares of Common Stock or Preferred Stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Ottawa more difficult, time-consuming or costly or to otherwise discourage an attempt to acquire control of Ottawa. Under such circumstances, the availability of authorized and unissued shares of Common Stock or Preferred Stock may make it more difficult for Ottawa stockholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Ottawa through a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with Ottawa in opposing such an attempt by a third party to gain control of Ottawa. The issuance of new shares of Common Stock or Preferred Stock could also be used to dilute ownership of a person or entity seeking to obtain control of Ottawa. Although Ottawa does not currently contemplate taking such action, shares of Common Stock or one or more series of Preferred Stock could be issued for the purposes and effects described above and the Ottawa Board reserves its rights (if consistent with its fiduciary responsibilities) to issue such stock for such purposes.

         Classified Board of Directors, Removal of Directors, Vacancies and Cumulative Voting. The Ottawa Certificate states that the Ottawa Board is to be divided into three classes, which shall be as nearly equal in number as possible. The directors of Ottawa in each class hold office for a term of three years. The Ottawa Certificate provides that a director may be removed only for cause and then only by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote in an election of directors, voting as a single class.

         A classified board of directors could make it more difficult for stockholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of a majority of the Ottawa Board. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the stockholders to replace a majority of the board, whereas a majority of a non-classified board may be replaced in one year.

         Management of Ottawa believes that the staggered election of directors helps to promote the continuity of management because approximately one-third of the Ottawa Board is subject to election each year. Staggered terms help to assure that in the ordinary course of business approximately two-thirds of the directors, or more, at any one time have had at least one year's experience as directors, and moderate the pace of changes in the Ottawa Board by extending the minimum time required to elect a majority of directors from one to two years.

         The Ottawa Certificate provides that vacancies in Ottawa's Board of Directors, whether occurring by reason of an increase in the number of directors, by resignation or otherwise, may be filled by the Ottawa Board acting by a vote of a majority of directors then in office, even if less than a quorum. The overall effect of such a provision may be to prevent a person or entity from immediately acquiring control of Ottawa through an increase in the number of Ottawa directors followed by election of that person's or entity's nominees to fill the newly created vacancies. Furthermore, the ability of the Ottawa Board to fill vacancies resulting from newly created directorships could allow the Board to retain control of Ottawa by creating new directorships and filling the vacancies created thereby.

         The Ottawa Certificate does not permit stockholders to cumulate their votes for the election of directors. In the absence of cumulative voting, shareholders will be unable to benefit from cumulative voting procedures.

         Stockholder  Vote  Required  to  Approve  Business   Combinations  with
Interested Persons. In connection with certain "Business Combinations" (as defined below) and related transactions between Ottawa and an "Interested Person" (as defined below), the Ottawa Certificate provides that any Business Combination involving any Interested Person (which generally includes any person or entity owning or controlling more than 10% of the outstanding voting stock of Ottawa) must be approved by at least 80% of all outstanding shares of voting stock, voting together as a single class, unless the transaction (i) is authorized by a majority of the directors of the Ottawa Board who are unaffiliated with the Interested Person and who were directors prior to the time that the Interested Person became an Interested Person, or (ii) meets certain fair price requirements. If the Ottawa Board gives such approval or such fair price requirements are met, only the affirmative vote of the majority of the outstanding stock, voting as a single class, would be required.

         The Ottawa Certificate defines Business Combination as: (i) any merger or consolidation of Ottawa or any of its subsidiaries with any Interested Stockholder or any other corporation which is, or after such merger or consolidation would be, an Affiliate or an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with an Interested Stockholder of any assets of Ottawa having an aggregate fair market value equal to or exceeding 25% or more of the combined assets of Ottawa and its subsidiaries; (iii) the issuance or transfer by Ottawa or any of its subsidiaries of any securities to any Interested Person in exchange for cash, securities or other property (or combination thereof) having an aggregate fair market value equal to or exceeding 25% of the combined assets of Ottawa and its subsidiaries, except pursuant to an employee benefit plan of Ottawa or any subsidiary thereof; (iv) the adoption of any plan or proposal for the liquidation or dissolution of Ottawa or any of its subsidiaries proposed by, or on behalf of, any Interested Stockholder or any Affiliate of any Interested
Stockholder; or (v) any reclassification, recapitalization, merger or consolidation of Ottawa with any of its subsidiaries or any other transaction that would have the effect of increasing the voting power of any Interested Stockholder.

         Under Delaware law, absent such a super majority voting provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Ottawa must be approved by the vote of the holders of a majority of the outstanding shares of Common Stock, subject to certain exceptions. See "--Delaware Law." The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and may place the power to prevent such a merger or combination in the hands of a minority of stockholders.

         Provisions Relating to Meetings of Stockholders. The Ottawa Bylaws provide that special meetings of stockholders may only be called by the Ottawa Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which Ottawa would have if there were no vacancies on the Board. The Ottawa Bylaws also provide that stockholder action may be taken only at a special or an annual meeting of stockholders and not by written consent. Although management of Ottawa believes that these provisions will discourage stockholder attempts to disrupt the business of Ottawa between annual meetings of stockholders, an additional effect may be to deter hostile takeovers by making it more difficult for a person or entity to obtain immediate control of Ottawa between annual meetings. These provisions may also prevent stockholders from using a special meeting as a forum to address certain other matters and may discourage takeovers which are desired by stockholders.

         Advance Notice Requirements for Presentation of New Business and Nominations of Directors at Meetings of Stockholders. The Ottawa Bylaws generally provide that any stockholder desiring to make a proposal for new business at a meeting of stockholders must submit written notice which must be received at the executive offices of Ottawa at least 90 days in advance of the anniversary of the prior year's annual meeting. The Ottawa Bylaws also provide that stockholders wishing to nominate candidates for election as directors must deliver written notice to the secretary of Ottawa at least 90 days prior to the date of the annual meeting of stockholders. Adequate advance notice of stockholder proposals and nominations gives management time to evaluate such proposals and nominations and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's proposals or nominations if stockholders believe such proposals or nominations are not in their best interests.

         Voting Limitations. The Ottawa Certificate provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person owning in excess of 10% of the outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is to be determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Exchange Act and, in any event, includes shares beneficially owned by any affiliate of such person, shares which such person or his affiliates have the right to acquire upon the exercise of options and shares as to which such person and his affiliates have or share investment or voting power. No director or officer of Ottawa (or any affiliate of any such director or officer), however, shall, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed to beneficially own any Common Stock beneficially owned by any other such director or officer (or any affiliate thereof), and furthermore, no employee stock ownership or similar plan of Ottawa or its subsidiary or any trustee with respect thereto (or any affiliate of such trustee) shall, solely by reason of such capacity of such trustee, be deemed to beneficially own any Common Stock held under any such plan.

         This provision would make it impractical for a third party to acquire beneficial ownership of more than 10% of the outstanding voting stock of Ottawa without first receiving stockholder and regulatory approvals, since any party who acquired shares in excess of the 10% threshold would lose all significant rights associated with the voting of such shares.

         Supermajority Voting Requirement for Amendment of Certain Provisions of the Certificate of Incorporation. The Ottawa Certificate may be amended only if first approved by two-thirds of the directors then in office at a duly constituted meeting called expressly for that purpose and thereafter approved by the vote of the holders of a majority of the outstanding shares of Common Stock, except that the provisions of the Ottawa Certificate governing (i) provisions relating to number, classification, election and removal of directors; (ii) 10% voting limitation; (iii) amendment of bylaws; (iv) call of special stockholder meetings; (v) purchase or acquisition of equity security from an interested person; (vi) certain business combinations; (vii) power of indemnification; and
(viii) amendments to provisions relating to the foregoing in the certificate of incorporation, must be approved by the affirmative vote of at least 80% of the total votes eligible to be cast on such matters. This provision is intended to prevent the holders of less than 80% of the outstanding shares of Ottawa from circumventing any of the foregoing provisions by amending the Ottawa Certificate to delete or modify any one of such provisions. This provision would enable the holders of more than 20% of Ottawa's voting stock to prevent amendments to the Ottawa Certificate even if they were favored by the holders of a majority of the voting stock.

Federal Law

         Federal law provides that no person or company, directly or indirectly or acting in concert with one or more persons or companies, or through one or more subsidiaries, or through one or more transactions, may acquire "control" of a savings association (which for these purposes includes a holding company thereof) at any time without the prior approval of, or, in the case of individuals, written notice to, the OTS. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Control of a savings association or any other company under federal statute includes, generally, ownership of, control of or holding irrevocable proxies (or any combination of irrevocable proxies and voting stock) representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Among other things, direct or indirect acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the OTS regulations. Such control factors include, among other things, the acquiror being one of the two largest stockholders of any class of voting stock. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. Thus, any person or company that intends to acquire more than 25% of the Common Stock, or that is subject to a "control factor" as described in the federal regulations and intends to acquire more than 10% of the Common Stock, may need to notify the OTS and seek prior approval, non-objection or acceptance of a rebuttal statement.

Delaware Law

         Section 203 of the Delaware General Corporate Law ("DGCL") may have the effect of significantly delaying a purchaser's acquisition of the entire equity interest in Ottawa, and accordingly, could delay or discourage certain takeover attempts. In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers, as set forth below) with a Delaware corporation such as Ottawa for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock owned by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The restrictions imposed on Interested Stockholders under DGCL Section 203 do not apply under certain limited circumstances set forth therein, including certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

         Section 203 of the DGCL provides that during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any merger or consolidation of the corporation or a direct or indirect majority-owned subsidiary of the corporation with (A) the Interested Stockholder, or (B) with any other corporation if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation the above limitations of Section 203 are not applicable to the surviving corporation; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition (except proportionately as a stockholder of the corporation) to or with the Interested Stockholder of assets having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation; (iii) any transaction which results in the issuance or transfer by the corporation or by any majority owned subsidiary thereof of any stock of the corporation of such subsidiary to the Interested Stockholder, except, among other things, pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iv) any transaction involving the corporation or any majority owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholders (except, among other things, as a result of immaterial changes due to fractional share adjustments); or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

                  THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY


By Mail and By Hand:
10 Commerce Drive
Cranford, New Jersey 07016
Attention: Michael Jones
Telephone:   (800) 368-5948
Facsimile:   (908) 497-2312


         Holders of Warrants who require information about procedures for tendering the Warrants should contact the Exchange Agent. Requests for general information or additional copies of this Offering Circular should be directed to the Company.

         Any requests for information from the Company concerning the Exchange Offer may be made to Jon W. Swets, Chief Financial Officer, telephone (616) 224-2841, facsimile (616) 224- 2723.

                                                                  EXHIBIT (a)(3)




                              LETTER OF TRANSMITTAL
                    TO EXCHANGE WARRANTS (THE "WARRANTS") OF
                          OTTAWA FINANCIAL CORPORATION
                        PURSUANT TO THE OFFERING CIRCULAR
                           DATED DECEMBER 24, 1998 OF
                  OTTAWA FINANCIAL CORPORATION (THE "COMPANY")

                  THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

                       TO: REGISTRAR AND TRANSFER COMPANY

                              By Mail and By Hand:
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                            Attention: Michael Jones
                            Telephone: (800) 368-5948
                            Facsimile: (908) 497-2312

     THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. EXCEPT AS OTHERWISE PROVIDED HEREIN, ALL SIGNATURES ON THIS LETTER OF TRANSMITTAL MUST BE GUARANTEED IN ACCORDANCE WITH THE PROCEDURES SET FORTH HEREIN. SEE INSTRUCTION 1.

     HOLDERS WHO WISH TO TENDER THEIR WARRANTS MUST COMPLETE THE BOX ENTITLED "DESCRIPTION OF WARRANTS TENDERED". FOR PARTIAL TENDERS, PLEASE REFER TO INSTRUCTION 5.




                                            DESCRIPTION OF WARRANTS TENDERED
                                        (ATTACH SEPARATE SIGNED LIST IF NECESSARY)

-----------------------------------------------------------------       ----------------------------------------
Name(s) and Address(s) of Holder(s) of Warrants                                      OTTAWA WARRANTS TO
(Please fill in, if blank, exactly as name(s) appears on Warrants)                      BE EXCHANGED
                                                                                   Certificate(s) Enclosed
                                                                                 (Attach List if Necessary)
                                                                        ----------------------------------------

                                                                            Total Number
                                                                            of Warrants               Number of
                                                                           Represented by             Warrants
                                                                            Certificate               Tendered*
                                                                        ------------------        --------------











* Unless otherwise specified, it will be assumed that the entire number of shares represented by the Warrants described above is being tendered. See Instruction 5.



                          PLEASE CHECK THE BOXES BELOW:

         [ ] I ELECT TO TENDER ____________WARRANTS FOR STOCK CONSIDERATION (AS DEFINED BELOW)
                          AND/OR
         [ ]      I ELECT TO TENDER ____________WARRANTS FOR CASH
                  CONSIDERATION (AS DEFINED BELOW)


         This Letter of Transmittal is to be used only if Warrants of the Company are to be physically delivered to the Exchange Agent pursuant to the procedures set forth in the Offering Circular of the Company dated December 24, 1998, as the same may be amended or supplemented from time to time, (the "Offering Circular") under the heading "The Exchange Offer -- Procedures for Tendering Warrants."

                (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)


[ ]  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT
     TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE
     DEPOSITARY AND COMPLETE THE FOLLOWING:


         Name(s) of Registered Holder(s):
         Date of Execution of Notice of
          Guaranteed Delivery:
         Name of Institution that
          Guaranteed Delivery:

                     NOTE: SIGNATURES MUST BE PROVIDED BELOW
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY



Ladies and Gentlemen:

         By execution hereof, the undersigned hereby acknowledges he has received and reviewed the accompanying Offering Circular and this Letter of Transmittal relating to the Company's offer to exchange upon the terms and subject to the conditions set forth therein, for each outstanding Warrant, at the holder's option, either (A) 0.44 shares of the Company's Common Stock (the "Stock Consideration") or (B)$10.03 in cash (the"Cash Consideration") (the "Exchange Offer").

         Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Company the Warrants indicated above and elects to have such Warrants converted, upon consummation of the Exchange Offer, into the right to receive the Company's Common Stock and/or cash, as applicable. The undersigned understands that the obligation of the Company to consummate the Exchange Offer is subject to several conditions as set forth in the Offering Circular under "The Exchange Offer -- Conditions to the Exchange Offer."

         The undersigned acknowledges that all the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If any of the conditions set forth in this section shall not be satisfied, the Company may, subject to applicable law, (i) terminate the Exchange Offer and return all Warrants tendered pursuant to the Exchange Offer to tendering holders; (ii) extend the Exchange Offer and retain all tendered Warrants until the Expiration Date for the extended Exchange Offer;
(iii) amend the terms of the Exchange Offer or modify the consideration to be provided by the Company pursuant to the Exchange Offer; or (iv) waive the unsatisfied conditions with respect to the Exchange Offer and accept all Warrants tendered pursuant to the Exchange Offer. Notwithstanding anything to the contrary, the Company may extend the period of the Exchange Offer in its sole discretion. In any such event, the tendered Warrants not accepted for exchange will be returned to the undersigned without cost to the undersigned as soon as practicable following the date on which the Exchange Offer is terminated or expires without any Warrants being purchased thereunder, at the address shown below the undersigned's signature(s).

         Subject to, and effective upon, the acceptance by the Company of the Warrants tendered hereby for exchange pursuant to the terms of the Exchange Offer, the undersigned hereby irrevocably sells, assigns and transfers to, or upon the order of, the Company, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the undersigned's status as a holder of, all Warrants tendered hereby, waives any and all rights with respect to the Warrants tendered hereby and releases and discharges any obligor or parent of any obligor of the

Warrants from any and all claims the undersigned may have now, or may have in the future, arising out of or related to the Warrants. The undersigned hereby irrevocably constitutes and appoints the Exchange Agent (with full knowledge that the Exchange Agent also acts as agent of the Company) as the true and lawful agent and attorney-in-fact of the undersigned with respect to such Warrants, with full power of substitution (such power-of-attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver such Warrants and to receive on behalf of the undersigned in exchange for the shares represented thereby, any Certificates for the Company's shares of Common Stock and/or cash issuable pursuant to the Exchange Offer to be forwarded to the undersigned, (b) present such Warrants for transfer on the books of the Company, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Warrants, all in accordance with the terms of the Exchange Offer.

         The undersigned hereby represents and warrants that (i) the undersigned has full power and authority to tender, sell, assign and transfer the Warrants tendered hereby, and that when such Warrants are accepted for exchange by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and that none of such Warrants will be subject to any adverse claim or right; (ii) the undersigned owns the Warrants being tendered hereby and is entitled to tender such Warrants as contemplated by the Exchange Offer, all within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (iii) the tender of such Warrants complies with Rule 14e-4. The undersigned, upon request, will execute and deliver all additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Warrants tendered hereby.

         The undersigned understands that tenders of Warrants pursuant to any of the procedures described in the Offering Circular under the caption "The Exchange Offer -- Procedures for Tendering Warrants" and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Exchange Offer. The Company's acceptance of such Warrants for exchange pursuant to the terms of the Exchange Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Exchange Offer. The undersigned has read and agrees to all terms and conditions of the Exchange Offer. Delivery of the enclosed Warrants shall be effected, and risk of loss and title of such Warrants shall pass, only upon proper delivery thereof to the Exchange Agent.

         All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Letter of Transmittal shall be binding upon the undersigned's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives. WARRANTS TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE. See the information set forth under the heading "The Exchange Offer -- Withdrawal of Tenders" in the Offering Circular.

         Please issue the applicable consideration with respect to Warrants accepted for exchange, and return any Warrants not tendered or not accepted for exchange, in the name(s) of the registered holder(s) appearing in the box entitled "Description of Warrants Tendered." Similarly, please deliver the applicable consideration with respect to Warrants accepted for exchange, together with any Warrants not tendered or not accepted for exchange (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing in the box entitled "Description of Warrants Tendered."

                 PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW.

PLEASE SIGN HERE

(TO BE COMPLETED BY ALL TENDERING HOLDERS OF WARRANTS REGARDLESS OF WHETHER WARRANTS ARE BEING PHYSICALLY DELIVERED HEREWITH)



SIGNATURE(S) OF HOLDER(S) OR AUTHORIZED SIGNATORY


Dated:                             , 199_

Must be signed by the registered holder(s) of the Warrants tendered hereby exactly as their name(s) appear(s) on such Warrants, or by person(s) authorized to become registered holder(s) by endorsements and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 6.

Name(s)
               ---------------------------------------------

               ---------------------------------------------
                           (PLEASE PRINT)


Capacity       ---------------------------------------------
                           (FULL TITLE)

Address        ---------------------------------------------

               ---------------------------------------------
                           (INCLUDING ZIP CODE)

 Telephone
 Number        ---------------------------------------------
                           (INCLUDED AREA CODE)

Tax Id No.
      or
Social Security No. ----------------------------------------

                               SIGNATURE GUARANTEE
                        (SEE INSTRUCTIONS 1 AND 6 BELOW)


          -----------------------------------------------------------
             (NAME OF ELIGIBLE INSTITUTION GUARANTEEING SIGNATURES)

          -----------------------------------------------------------
                          (ADDRESS (INCLUDING ZIP CODE)

          -----------------------------------------------------------
                     TELEPHONE NUMBER (INCLUDING AREA CODE)
                             OF ELIGIBLE INSTITUTION

          -----------------------------------------------------------
                             (AUTHORIZED SIGNATURE)

          -----------------------------------------------------------
                                 (PRINTED NAME)

          -----------------------------------------------------------
                                     (TITLE)


                                  INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

     1. GUARANTEE OF SIGNATURES. All signatures on this Letter of Transmittal must be guaranteed by a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., by a commercial bank, savings institution or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution" as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing being registered referred to herein as an "Eligible Institution") unless (a) this Letter of Transmittal is signed by the holder of the Warrants tendered herewith or (b) such Warrants are tendered for the account of an Eligible Institution. See Instruction 6.

     2. DELIVERY OF LETTER OF TRANSMITTAL AND WARRANTS. This Letter of Transmittal is to be used only if Warrants tendered hereby are to be physically delivered to the Exchange Agent. All physically tendered Warrants, together with a properly completed and validly executed Letter of Transmittal (or facsimile or electronic copy thereof or an electronic agreement to comply with the terms thereof) and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at the address set forth on the cover page hereof prior to the Expiration Date. If Warrants are forwarded to the Exchange Agent in multiple deliveries, a properly completed and validly executed Letter of Transmittal must accompany each such delivery.

          THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, WARRANTS AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF SUCH DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, THE MAILING SHOULD BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT PRIOR TO SUCH DATE. NO ALTERNATIVE, CONDITIONAL OR CONTINGENT TENDERS OF WARRANTS WILL BE ACCEPTED. BY EXECUTION OF THIS LETTER OF TRANSMITTAL (OR A FACSIMILE HEREOF), ALL TENDERING HOLDERS WAIVE ANY RIGHT TO RECEIVE ANY NOTICE OF THE ACCEPTANCE OF THEIR WARRANTS FOR PAYMENT.

     3. INADEQUATE SPACE. If the space provided herein under "Description of Warrants Tendered" is inadequate, the Warrant number(s) and the number of Warrants tendered should be listed on a separate schedule and attached hereto.

     4. WITHDRAWAL OF TENDERS. Tenders of Warrants may be withdrawn at any time until the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after the expiration of 40 business days from the commencement of the Exchange Offer unless accepted for exchange prior to that date.

          Holders who wish to exercise their right of withdrawal with respect to the Exchange Offer must give written notice of withdrawal, delivered by mail or hand delivery or facsimile transmission, to the Exchange Agent at one of its addresses set forth on the cover page of this Letter of Transmittal prior to the Expiration Date or at such other time as otherwise provided for herein. In order to be effective, a notice of withdrawal must specify the name of the person who deposited the Warrants to be withdrawn (the "Depositor"), the name in which the Warrants are registered, if different from that of the Depositor, and the number of Warrants to be withdrawn prior to the physical release of the Warrants to be withdrawn. The notice of withdrawal must be signed by the registered holder of such Warrants in the same manner as the applicable Letter of Transmittal (including any required signature guarantees), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such Warrants. Withdrawals of tenders of Warrants may not be rescinded, and any Warrants withdrawn will be deemed not validly tendered thereafter for purposes of the Exchange Offer. However, properly withdrawn Warrants may be tendered again at any time prior to the Expiration Date by following the procedures for tendering not previously tendered Warrants described elsewhere herein. If the Company is delayed in its acceptance for exchange and payment for any Warrants pursuant to the Exchange Offer for any reason, then, without prejudice to the Company's rights hereunder, tendered Warrants may be retained by the Exchange Agent on behalf of the Company and may not be withdrawn (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that the issuer making the tender offer pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of a tender offer), except as otherwise permitted hereby.

     5. PARTIAL TENDERS. The aggregate number of Warrants evidenced by the Warrant certificate delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated. If tenders of Warrants are made with respect to less than the entire number of Warrants evidenced by the certificate delivered herewith, a Warrant certificate for the number of Warrants not tendered will be issued and sent to the registered holder.

     6.   SIGNATURES  ON  WARRANT  LETTER  OF  TRANSMITTAL;   STOCK  POWERS  AND
          ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Warrants tendered hereby, the signature(s) must correspond with the name(s) as written on the face of such Warrants without alteration, enlargement or any other change whatsoever. If any Warrants tendered hereby are owned of record by two or more persons, all such persons must sign this Letter of
          Transmittal. If any Warrants tendered hereby are in the names of different holders, it will be necessary to complete, sign and submit as many separate Letters of Transmittal, and any necessary accompanying documents, as there are different registrations of such Warrants.

          If this Letter of Transmittal is signed by a person other than the holder(s) of the Warrants tendered hereby, the Warrants must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the holder(s) appear(s) on the certificates representing such Warrants. Signatures on such Warrants and stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

          If this Letter of Transmittal or any Warrants or stock powers are signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority so to act must be submitted with this Letter of Transmittal.

     7. TRANSFER TAXES. The Company will pay all transfer taxes with respect to the delivery and exchange of Warrants pursuant to the Exchange Offer.

     8. TAXPAYER IDENTIFICATION NUMBER. Each tendering holder is required to provide the Exchange Agent with the holder's correct taxpayer identification number ("TIN"), generally, the holders' social security or federal employer identification number, on Substitute Form W-9, which is provided under "Important Tax Information" below, and to certify whether such person is subject to backup withholding of federal income tax.

          A holder must cross out Item (2) of Part 2 in the Certification box of Substitute Form W-9 if such holder is subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering holder to 31% federal income tax backup withholding on the reportable payments made to the holder or other payee with respect to Warrants exchanged pursuant to the Exchange Offer. The box in Part 3 of the form should be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Exchange Agent is not provided with a TIN within 60 days, thereafter the Exchange Agent will hold 31% of all reportable payments until a TIN is provided to the Exchange Agent.

     9. CONFLICTS. In the event of any conflict between the terms of the Offering Circular and the terms of this Letter of Transmittal, the terms of the Offering Circular will control.

     10. MUTILATED, LOST, STOLEN OR DESTROYED WARRANTS. Any holder of Warrants, whose Warrants have been mutilated, lost, stolen or destroyed, should contact the Exchange Agent at the address and telephone number indicated on the back cover page of the Offering Circular for further instructions.

     11. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for assistance may be directed to the Exchange Agent at its address set forth below. Additional copies of the Offering Circular, this Letter of Transmittal and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Company.

     12. DETERMINATION OF VALIDITY. All questions as to the form of all documents, the validity (including time of receipt) and acceptance of tenders of the Warrants will be determined by the Company, in its sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of Warrants will not be considered valid. The Company reserves the absolute right to reject any or all tenders of Warrants that are not in proper form or the acceptance of which, in the Company's opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Warrants. If the Company waives its right to reject a defective tender of Warrants, the holder will be entitled to the applicable consideration. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders of Warrants must be cured within such time as the Company determines, unless waived by the Company. Tenders of Warrants shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. None of the Company, the Exchange Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of Warrants, or will incur any liability to holders for failure to give any such notice.

                            IMPORTANT TAX INFORMATION

         Under the federal income tax law, a holder whose tendered Warrants are accepted for exchange is required by law to provide the Exchange Agent (as payer) with such holder's correct TIN on Substitute Form W-9 below. If such holder is an individual, the TIN is his or her social security number. If the
Exchange Agent is not provided with the correct TIN, a $50 penalty may be imposed by the Internal Revenue Service, and payments of applicable consideration may be subject to backup withholding.

         Certain holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements. Exempt holders should indicate their exempt status on Substitute Form W-9. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement, signed under penalties of perjury, attesting to such individual's exempt status. Forms of such statements can be obtained from the Exchange Agent. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instruction.

         If backup withholding applies, the Exchange Agent is required to withhold 31% of any reportable payments made to the holder or other payee. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.


                         PURPOSE OF SUBSTITUTE FORM W-9

         To prevent backup withholding on reportable payments made with respect to Warrants accepted for exchange pursuant to the Exchange Offer, the holder is required to notify the Exchange Agent of such holder's correct TIN by completing the form below, certifying that the TIN provided on the Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (a) such holder is exempt from backup withholding, (b) such holder has not been notified by the Internal Revenue Service that he is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the Internal Revenue Service has notified such holder that such holder is no longer subject to backup withholding.


                     WHAT NUMBER TO GIVE THE EXCHANGE AGENT

         The holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the holder of the Warrants tendered hereby. If the Warrants are held in more than one name or are not held in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

-------------------------------------------------------------------------------
SUBSTITUTE FORM W-9: Payor's Request for Taxpayer Identification Number (TIN) Department of the Treasury,
Internal Revenue Service
-------------------------------------------------------------------------------
     Under penalties of perjury, I certify (i) that the number shown below is my correct TIN (or I am waiting for a TIN to be issued to me) and (ii) that I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the Internal Revenue Service has notified me that I am no longer subject to backup withholding. (Please check the box below if you have been notified by the Internal Revenue Service that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.)
-------------------------------------------------------------------------------
Taxpayer  Identification                  Please fill  in your  name and address
or Social Security Number:

-------------------------------           --------------------------------------

If you do not  have  a TIN  and           --------------------------------------
you  have  already  applied for
one or you intend to apply  for           --------------------------------------
one in  the  near future, write
"APPLIED FOR" in the space above.         --------------------------------------


                                          (X)
                                          Signature   --------------------------
|_| I am currently subject to             Date:  __________________, 199_
 backup withholding.
-------------------------------------------------------------------------------



             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER


         I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Company, 31 percent of all payments made to me pursuant to this offer shall be retained until I provide a tax identification number to the payer and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the IRS as backup withholding and 31 percent of all reportable payments made to me thereafter will be withheld and remitted to the IRS until I provide a taxpayer identification number.

SIGNATURE: ------------------------------------------

DATE:  --------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31 PERCENT OF ANY CASH PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

                  THE EXCHANGE AGENT FOR THE EXCHANGE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY


By Mail and By Hand:
10 Commerce Drive
Cranford, New Jersey 07016
Attention: Michael Jones
Telephone:   (800) 368-5948
Facsimile:   (908) 497-2312


         Holders of Warrants who require information about procedures for tendering the Warrants should contact the Exchange Agent. Requests for general information or additional copies of this Offering Circular should be directed to the Company.

         Any requests for information  from the Company  concerning the Exchange
Offer may be made to Jon W. Swets,  Chief  Financial  Officer,   telephone (616)
224-2841, facsimile (616) 224-2723.

                                                                  EXHIBIT (a)(4)


                          OTTAWA FINANCIAL CORPORATION

         OFFER TO EXCHANGE EACH OUTSTANDING WARRANT, AT THE OPTION OF THE HOLDER, FOR (A) 0.44 SHARES OF COMMON STOCK OR (B) $10.03 IN CASH . THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.



                                December 24, 1998



To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

         We are asking you as the record holder of Warrants of Ottawa Financial Corporation (the "Company" or "Ottawa"), to bring to the attention of clients for whom you hold Warrants the Company's offer, upon the terms and conditions set forth in an Offering Circular dated December 24, 1998 (as amended from time to time, the "Offering Circular") and the related Letter of Transmittal (the "Letter of Transmittal"), to exchange for each outstanding Warrant, at the holder's option, either (A) 0.44 shares of the Company's common stock, par value $.01 per share (the "Common Stock") or (B) $10.03 in cash (the "Exchange Offer").

         THE EXCHANGE OFFER IS NOT CONDITIONED UPON THE EXCHANGE OF A MINIMUM NUMBER OF WARRANTS. PLEASE BRING THE EXCHANGE OFFER TO THE ATTENTION OF YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

         For  your  information,   we  are  enclosing   herewith  the  following
materials:

     1.   Offering Circular dated December 24, 1998.

     2. Letter to Warrantholders of the Company from Gordon L. Grevengoed, Chief Executive Officer of the Company, dated December 24, 1998.

     3. A Letter of Transmittal for your use and for the information of your clients.

     4. Notice of Guaranteed Delivery to be used to tender in the Exchange Offer if the Warrants and all other required documents are not immediately available or cannot be delivered to the Exchange Agent by the Expiration Date.

     5. A printed form of letter which may be sent to customers for whose account you hold Warrants registered in your name or in the name of your nominee, with space provided for obtaining such customers' instructions with regard to the Exchange Offer.

     6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     7. Envelopes addressed to Registrar and Transfer Company, the Exchange Agent, to be used by you to return the Warrants.

WE URGE YOU TO CONTACT YOUR CUSTOMERS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE EXCHANGE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED.

         The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Warrants pursuant to the Exchange Offer, and no such solicitation shall be made. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the transfer and exchange of Warrants to them or their order.

         Questions or requests for additional copies of the enclosed materials should be directed to Jon W. Swets, Chief Financial Officer, Telephone No.
(616) 224-2841.

                                     Very truly yours,

                                     /s/ Gordon L. Grevengoed
                                         Gordon L. Grevengoed
                                         President and Chief Executive Officer

         NOTHING CONTAINED HEREIN OR IN THE DOCUMENTS ENCLOSED HEREWITH SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT FOR THE COMPANY, THE EXCHANGE AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE EXCHANGE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS SPECIFICALLY SET FORTH THEREIN.

                                                                  EXHIBIT (a)(5)


                          OTTAWA FINANCIAL CORPORATION

         OFFER TO EXCHANGE EACH OUTSTANDING WARRANT, AT THE OPTION OF THE HOLDER, FOR (A) 0.44 SHARES OF COMMON STOCK OR (B) $10.03 IN CASH. THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). TENDERS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

                                ___________, 1998



To Our Clients:

         Enclosed for your consideration is an Offering Circular and form of Letter of Transmittal (the "Letter of Transmittal") relating to the offer of Ottawa Financial Corporation, a Delaware corporation (the "Company") to exchange for all their outstanding Warrants, upon the terms and subject to the conditions set forth in the Offering Circular and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), the consideration set forth below:

         For each Warrant, exchanging holders will receive, at the holder's option, either:

         (A) 0.44 shares of the Company's Common Stock, par value $.01 per share (the "Common Stock") (the "Stock Consideration"); or (B) $10.03 in cash (the "Cash Consideration").

         This material is being forwarded to you as the beneficial owner of Warrants carried by us in your account but not registered in your name.

         A TENDER OF WARRANTS MAY BE MADE ONLY BY US AS THE RECORD HOLDER AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

         Accordingly, we request instructions as to whether you wish us to tender any or all Warrants held by us for your account pursuant to the terms and conditions set forth in the enclosed Offering Circular and the Letter of Transmittal.

         Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Warrants in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 5:00 p.m., New York City time, on January 26, 1999, unless extended by the Company.

         If you wish to have us tender any or all of your Warrants held by us for your account, please so instruct us by completing, executing and returning to us the instruction form which appears below in this letter. The accompanying Letter of Transmittal is furnished for your information only and may not be used by you to tender Warrants held by us for your account.

                                INSTRUCTION FORM

         The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Exchange Offer of the Company relating to the Warrants.

         This will instruct you to tender the Warrants indicated below held by you for the account of the undersigned, pursuant to the terms and conditions set forth in the Offering Circular and the Letter of Transmittal.

WARRANTHOLDERS:

         [ ] Please tender Warrants held by you for my account. I have identified in the box below the number of Warrants to be tendered if I wish to tender less than all my Warrants.

PLEASE CHECK THE BOXES BELOW:

         [ ]  I ELECT TO TENDER_____ WARRANTS  FOR STOCK CONSIDERATION

                    AND/OR

         [ ]  I ELECT TO TENDER _____WARRANTS FOR CASH CONSIDERATION

Number of Warrants to be Tendered (FILL IN ONLY IF LESS THAN ALL OF YOUR WARRANTS ARE BEING TENDERED -- DO NOT FILL IN IF YOU ARE TENDERING ALL OF YOUR WARRANTS PURSUANT TO YOUR ELECTION ABOVE): ____________________

         [ ]      Please do not tender any Warrants held by you for my account.


-----------------------------------         -----------------------------------
SIGNATURE(S)                                SIGNATURE(S)

-----------------------------------         -----------------------------------
(PLEASE PRINT NAME HERE)                    (PLEASE PRINT NAME HERE)

-----------------------------------         -----------------------------------
(DATE)                                      (DATE)


UNLESS A SPECIFIC CONTRARY INSTRUCTION IS GIVEN IN THE SPACE PROVIDED, YOUR SIGNATURE(S) HEREON SHALL CONSTITUTE AN INSTRUCTION TO US TO TENDER ALL OF YOUR OUTSTANDING WARRANTS FOR ALL CASH CONSIDERATION.

                                                                  EXHIBIT (a)(6)


Contact: Gordon L. Grevengoed
Chief Executive Officer
Ottawa Financial Corporation
(616) 393-7000

                              FOR IMMEDIATE RELEASE

                       WARRANT EXCHANGE OFFER LAUNCHED BY
                          OTTAWA FINANCIAL CORPORATION

         HOLLAND, MICHIGAN, December 24, 1998 -- In a move designed to reduce the receipt of excess capital, OTTAWA FINANCIAL CORPORATION (NASDAQ: OFCP) today announced it has launched an exchange offer for all of its outstanding warrants to purchase 1.21 shares of Company common stock at $14.46 per share. The warrants were issued in connection with the Company's 1996 acquisition of AmeriBank Federal Savings Bank. Holders of warrants are being offered a choice of either 0.44 shares of common stock or $10.03 in cash for each warrant. The exchange offer is not conditioned upon the exchange of a minimum number of warrants.

         In a filing with the Securities and Exchange Commission, the Company noted that the purpose of the exchange offer is to reduce the amount of cash received and the number of shares of common stock that could be issued pursuant to an exercise of the warrants. Over time, Ottawa's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support the Company's banking business. The Company believes it has adequate capital for its current and foreseeable operations and does not believe it can adequately leverage the funds which would be received upon exercise of the warrants in a manner consistent with its investment objectives. After evaluating a variety of alternatives, the Board of Directors determined that the exchange offer would limit the receipt of excess capital and the number of shares issuable upon exercise of the warrants and best utilize the Company's strong capital base to maximize value to its stockholders.

         On December 23, 1998, the closing bid price for the common stock was $____. Terms, documentation and information for the exchange offer may be obtained from the Company's Chief Financial Officer, Jon W. Swets, telephone
(616) 224-2841.

         AmeriBank now operates 26 retail banking offices located in six counties in Western Michigan. The Bank provides a variety of financial services, including various business banking products and services, and has expanded to include offering mutual funds and annuities to its customers. The Corporation had $930.2 million in assets and $73.4 million in stockholders' equity as of September 30, 1998.

                                                                  EXHIBIT (a)(7)


                          OTTAWA FINANCIAL CORPORATION
                    NOTICE OF GUARANTEED DELIVERY OF WARRANTS

         This Notice of Guaranteed Delivery or a form substantially equivalent hereto must be used to accept Ottawa Financial Corporation's (the "Company") offer to exchange, at the holder's option, either (A) 0.44 shares of the Company's common stock, par value $.01 per share (the "Common Stock") or (B) $10.03 in cash (the "Exchange Offer"), if (a) certificates representing the Warrants are not immediately available or (b) time will not permit the Warrants and all other required documents to reach the Exchange Agent prior to the Expiration Date. Choice (A), above, is referred to herein as "Stock Consideration" and choice (B), above, is referred to as "Cash Consideration." This form may be delivered by an Eligible Institution by mail or hand delivery or transmitted, via facsimile, telegram or telex to the Exchange Agent as set forth below. All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Offering Circular dated December 24, 1998 of the Company, as the same may be amended or supplemented from time to time (the "Offering Circular").

         THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 26, 1999, UNLESS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION (SUCH TIME AND DATE, AS EXTENDED FROM TIME TO TIME, THE "EXPIRATION DATE"). TENDERS OF WARRANTS MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

         The Exchange Agent for the Exchange Offer is:

                         REGISTRAR AND TRANSFER COMPANY

By Mail and By Hand:
10 Commerce Drive
Cranford, New Jersey 07016
Attn: Michael Jones
Telephone:  (800) 368-5948
Facsimile (for Eligible Institutions Only):
(908)497-2312

         DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION OR TELEX, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         This form is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

         The undersigned hereby tender(s) to Ottawa Financial Corporation (the "Corporation"), upon the terms and subject to the conditions set forth in the Offering Circular and the Letter of Transmittal, receipt of which is hereby acknowledged, the Warrants set forth below, pursuant to the guaranteed delivery procedures set forth in the Offering Circular under the heading "The Exchange Offer -- Procedures for Tendering Warrants -- Guaranteed Delivery Procedures."

         All authority herein conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives of the undersigned.


PLEASE SIGN AND COMPLETE

                                 WARRANTHOLDERS:

         [ ]      Please tender ________ Warrants held by you for my account.

PLEASE CHECK THE BOXES BELOW:

         [ ]      I ELECT TO TENDER ______ WARRANTS FOR STOCK CONSIDERATION
                                                      AND/OR
         [ ]      I ELECT TO TENDER ______ WARRANTS FOR CASH CONSIDERATION

-----------------------------------         -----------------------------------
(NAME OF RECORD HOLDER(S))                  (NAME OF RECORD HOLDER(S))

-----------------------------------         -----------------------------------
AUTHORIZED SIGNATURE(S)                     AUTHORIZED SIGNATURE(S)

-----------------------------------         -----------------------------------
(ADDRESS)                                   (ADDRESS)

-----------------------------------         -----------------------------------
(CITY, STATE, ZIP CODE)                     (CITY, STATE, ZIP CODE)

-----------------------------------         -----------------------------------
(AREA CODE AND TELEPHONE NUMBER)            (AREA CODE AND TELEPHONE NUMBER)

-----------------------------------         -----------------------------------
(DATE)                                      (DATE)

Certificate No(s). Of Warrants   ----------------------------
(If available)

                                    GUARANTEE


         The undersigned, a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank, savings institution or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program, hereby guarantees (a) the above named person(s) owns the Warrants exchanged hereby and (b) the undersigned will deliver to the Exchange Agent the certificates representing the Warrants exchanged hereby in proper form for transfer together with a properly completed and duly executed Letter(s) of Transmittal (or facsimiles thereof), with any required signature guarantees and any other required documents, all within three NASDAQ Stock Market trading days after the Expiration Date.



-----------------------------------         -----------------------------------
(NAME OF FIRM)                              (AUTHORIZED SIGNATURE)

-----------------------------------         -----------------------------------
(ADDRESS)                                   (PLEASE PRINT OR TYPE NAME)

-----------------------------------         -----------------------------------
(CITY, STATE, ZIP CODE)                     (TITLE)

-----------------------------------
(AREA CODE AND TELEPHONE NUMBER)

-----------------------------------
(DATE)




DO NOT SEND WARRANTS WITH THIS FORM. WARRANTS SHOULD BE SENT TO THE EXCHANGE AGENT, TOGETHER WITH A PROPERLY COMPLETED AND VALIDLY EXECUTED LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(8)


             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

         GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.


For this Type of Account                                   Give Social Security Number Of:
1.       An individual's account                           The individual
2.       Two or more individuals (joint account)           The actual owner of the account or, if combined funds,
                                                           any one of the individuals(1)
3.       Husband and wife (joint account)                  The actual owner of the account or, if joint funds,
                                                           either person(1)
4.       Custodian account of a minor (Uniform Gift        The minor(2)
         to Minors Act)
5.       Adult and minor (joint account)                   The adult or, if the minor  is the only contributor, the
                                                           minor(1)
6.       Account in the name of guardian or                The ward, minor,  or incompetent person (3)
         committee for a designated ward, minor or
         incompetent person
7.a.     The usual revocable savings trust account         The grantor- trustee(1)
         (grantor is also trustee)
7.b.     So-called trust account that is not a legal or    The actual owner(1)
         valid trust under State law
8.       Sole proprietorship account                       The owner(4)
For this Type of Account                                   Give Employer Identification Number Of:
9.       A valid trust, estate, or pension trust           The legal entity (Do not furnish the identifying number
                                                           of the personal representative or trustee unless the
                                                           legal entity itself is not designated in the account
                                                           title.)(5)
10.      Corporate account                                 The corporation
11.      Religious, charitable, or educational             The organization
         organization account
12.      Partnership account held in the name of the       The partnership
         business
13.      Association, club, or other tax-exempt            The organization
         organization
14.      A broker or registered nominee                    The broker or nominee
15.      Account with the Department of Agriculture        The public entity
         in the name of a public  entity
         (such as a State or local  government,
         school district, or prison) that receives
         agricultural program payments

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)  Show the name of the owner.
(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9


                               OBTAINING A NUMBER

         If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.


                      PAYEES EXEMPT FROM BACKUP WITHHOLDING

         Payees specifically exempted from backup withholding on ALL payments include the following:

     -    A corporation.
     -    A financial institution.
     - An organization exempt from tax under section 501(a), or an individual retirement plan.
     -    The United States or any agency or instrumentality thereof.
     - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
     - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
     -    An  international   organization  or  any  agency  or  instrumentality
          thereof.
     - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
     -    A real estate investment trust.
     -    A common trust fund operated by a bank under section 584(a).
     - An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).
     - An entity registered at all times under the Investment Company Act of 1940.
     -    A foreign central bank of issue.

         Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

     -    Payments to nonresident  aliens  subject to withholding  under section
          1441.
     - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
     - Payments of patronage dividends where the amount received is not paid in money.
     -    Payments made by certain foreign organizations.
     -    Payments made to a nominee.

         Payments of interest not generally subject to backup withholding include the following:

     - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
     - Payments of tax-exempt interest (including the exempt-interest dividends under section 852).
     -    Payments described in section 6049(b)(5) to nonresident aliens.
     -    Payments on tax-free covenant bonds under section 1451.
     -    Payments made by certain foreign organizations.
     -    Payments made to a nominee.

         Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding.

FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

         Certain payments, other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045, and 6050A.

         PRIVACY ACT NOTICE.--Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS.--If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.


                   FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
                   CONSULTANT OR THE INTERNAL REVENUE SERVICE.